SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Quarterly Information (ITR) at

March 31, 2018

and Independent Auditors’ Report Review

Report on review of interim financial information

To Shareholders, Members of the Board and Management

Braskem S.A.

Camaçari - Bahia

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Braskem S.A. (the “Company”) included in the Quarterly Financial Information for the quarter ended March 31, 2018, which comprises the balance sheet as of March 31, 2018, the statements of profit or loss and comprehensive income for the three-month period then ended, changes in equity and cash flows for the three-month period then ended, and notes to the interim financial information.

Management is responsible for the preparation and presentation of this individual interim financial information in accordance with CPC 21(R1) Technical Pronouncement - Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21(R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of this quarterly information in accordance with the standards issued by CVM - Brazilian Securities and Exchange Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international review standards applicable to interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

1

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) applicable to the preparation of interim financial information and presented in accordance with the standards issued by CVM - Brazilian Securities and Exchange Commission.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB, applicable to the preparation of interim financial information and presented in accordance with the standards issued by CVM - Brazilian Securities and Exchange Commission.

Other matters

Statements of value added

The individual and consolidated interim financial information related to the Statements of added value (DVA) for the three-month period ended March 31, 2018, prepared under the responsibility of the Company´s management, presented herein as supplementary information for IAS 34 purposes, have been subject to review procedures jointly performed with the review of the Company´s interim financial information - ITR. In order to form our conclusion, we assessed whether those statements are reconciled with the interim financial information and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the Technical Pronouncement CPC 09 - Demonstração do Valor Adicionado. Based on our review, nothing has come to our attention that causes us to believe that the statements of added value referred to above were not prepared, in all material respects, consistently with the overall individual and consolidated interim financial information.

São Paulo, May 8, 2018

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Anselmo Neves Macedo

Accountant CRC 1SP160482/O-6

2

Braskem S.A.

Balance sheet

at March 31, 2018

All amounts in thousands of reais

		Consolidated		Parent company
Assets	Note	Mar/2018	Dec/2017	Mar/2018	Dec/2017
	0
Current assets	0
Cash and cash equivalents	3	3,413,252	3,775,093	1,798,695	1,953,056
Financial investments	4	2,440,254	2,302,672	1,961,267	1,833,320
Trade accounts receivable	5	3,322,271	3,281,196	1,954,024	1,824,740
Inventories	6	6,679,689	6,846,923	4,856,644	4,800,860
Taxes recoverable	8	793,646	1,349,064	605,936	830,152
Dividends and interest on capital	7	10,859	10,859	13,335	10,859
Prepaid expenses	0	122,073	134,337	103,205	105,255
Related parties	7(b)	-	-	35,409	30,478
Derivatives operations	16.2	11,594	3,793	4,803	3,793
Other receivables	0	282,539	288,391	221,503	232,532
	0
	0	17,076,177	17,992,328	11,554,821	11,625,045
	0
Non-current assets	0
Financial investments	4	9,915	10,336	-	-
Trade accounts receivable	5	38,292	37,496	2,118,612	1,336,229
Advances to suppliers	6	42,696	46,464	42,696	46,464
Taxes recoverable	8	1,013,507	1,023,633	1,013,356	1,023,245
Deferred income tax and social contribution	18(b)	852,366	1,165,726	-	-
Judicial deposits	0	288,949	289,737	277,128	278,006
Related parties	7(b)	-	-	16,273	16,053
Insurance claims	0	87,793	39,802	87,793	39,802
Derivatives operations	16.2	68,859	32,666	-	-
Other receivables	0	157,517	112,997	113,942	109,129
Investments	9	104,418	101,258	6,069,984	4,915,609
Property, plant and equipment	10	30,356,045	29,761,610	16,120,097	16,326,216
Intangible assets	11	2,712,622	2,727,497	2,492,979	2,501,503
	0
	0	35,732,979	35,349,222	28,352,860	26,592,256
	0
Total assets	0	52,809,156	53,341,550	39,907,681	38,217,301

The Management notes are an integral part of the financial statements.

Braskem S.A. Balance sheet at March 31, 2018 All amounts in thousands of reais	Continued

		Consolidated		Parent company
Liabilities and shareholders' equity	Note	Mar/2018	Dec/2017	Mar/2018	Dec/2017
	0
Current liabilities	0
Trade payables	0	5,667,901	5,265,670	1,109,763	1,198,842
Borrowings	12	577,830	1,184,781	209,050	382,304
Braskem Idesa borrowings	13	9,582,653	9,691,450	-	-
Debentures	14	27,428	27,183	-	-
Derivatives operations	16.2	-	6,875	-	-
Payroll and related charges	0	374,309	630,517	284,571	493,098
Taxes payable	17	962,611	1,261,204	746,815	774,391
Dividends	0	5,229	3,850	3,674	3,709
Advances from customers	0	224,299	353,222	81,536	187,304
Leniency agreement	20.3	264,374	257,347	208,572	202,892
Sundry provisions	19	119,888	178,676	104,675	125,130
Accounts payable to related parties	7(b)	-	-	817,074	783,181
Other payables	0	302,325	276,957	97,649	104,181
	0
	0	18,108,847	19,137,732	3,663,379	4,255,032
	0
Non-current liabilities	0
Trade payables	0	260,879	259,737	15,039,929	13,845,472
Borrowings	12	21,332,383	22,176,640	2,734,417	2,823,692
Debentures	14	281,714	286,141	-	-
Derivatives operations	16.2	5,570	-	5,570	-
Taxes payable	17	58,004	52,802	56,309	50,815
Accounts payable to related parties	7(b)	-	-	7,231,951	7,197,573
Loan to non-controlling shareholders of Braskem Idesa	0	1,797,058	1,756,600	-	-
Deferred income tax and social contribution	18(b)	815,199	940,079	589,610	715,938
Post-employment benefits	0	196,469	193,775	83,233	83,233
Provision for losses on subsidiaries	0	-	-	110,852	102,750
Contingencies	20	1,113,211	1,092,645	1,104,903	1,084,528
Leniency agreement	20.3	1,131,430	1,371,767	1,080,485	1,322,051
Sundry provisions	19	235,693	234,996	213,912	213,318
Other payables	0	136,592	148,286	4,832	5,048
	0
	0	27,364,202	28,513,468	28,256,003	27,444,418
	0
Shareholders' equity	21
Capital	0	8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve	0	232,430	232,430	232,430	232,430
Revenue reserves	0	3,945,898	3,945,898	3,945,898	3,945,898
Equity valuation adjustments	0	(5,243,943)	(5,653,880)	(5,243,943)	(5,653,880)
Treasury shares	0	(49,819)	(49,819)	(49,819)	(49,819)
Retained earnings	0	1,060,511	-	1,060,511	-
	0
Total attributable to the Company's shareholders	0	7,988,299	6,517,851	7,988,299	6,517,851
	0
Non-controlling interest in Braskem Idesa	0	(652,192)	(827,501)	-	-
	0
	0	7,336,107	5,690,350	7,988,299	6,517,851
	0
Total liabilities and shareholders' equity	0	52,809,156	53,341,550	39,907,681	38,217,301

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of operations and statement of comprehensive income at March 31, 2018

All amounts in thousands of reais

				Consolidated				Parent company
Continued operations	Note	Mar/2018		Mar/2017		Mar/2018		Mar/2017
	0
Net sales revenue	23	13,028,800		12,599,728		9,251,273		9,207,516
Cost of products sold	0	(10,327,132)		(8,935,171)		(7,925,740)		(7,199,166)
	0
	0	2,701,668		3,664,557		1,325,533		2,008,350
	0
Income (expenses)	0
Selling and distribution	0	(367,518)	#	(346,302)	#	(223,511)	#	(224,492)
General and administrative	0	(308,830)	#	(310,563)	#	(225,237)	#	(199,802)
Research and development	0	(38,926)	#	(33,662)	#	(25,679)	#	(23,291)
Results from equity investments	9(c)	42	#	12,209	#	835,878	#	1,168,880
Other income (expenses), net	24	(72,399)	#	(77,971)	#	(82,982)	#	(77,563)
	0
	0	1,914,037		2,908,268		1,604,002		2,652,082
	0
Financial results	25
Financial expenses	0	(670,945)	#	(835,509)	#	(347,752)	#	(559,412)
Financial income	0	103,965	#	164,980	#	87,730	#	151,092
Exchange rate variations, net	0	79,985	#	285,035	#	(265,192)	#	(213,275)
	0
	0	(486,995)		(385,494)		(525,214)		(621,595)
	0
Profit before income tax and social contribution	0	1,427,042		2,522,774		1,078,788		2,030,487
	0
Current and deferred income tax and social contribution	18(a)	(276,020)	#	(617,400)	#	(25,197)	#	(231,811)
	0
Profit for the period of continued operations	0	1,151,022		1,905,374		1,053,591		1,798,676
	0
Discontinued operations results	0
Profit from discontinued operations	0	-	#	13,499	#	-	#	8,876
Current and deferred income tax and social contribution	0	-	#	(4,623)	#	-	#	-
	0	-		8,876		-		8,876
	0
Profit for the period	0	1,151,022		1,914,250		1,053,591		1,807,552
	0
Attributable to:	0
Company's shareholders	0	1,053,591	#	1,807,552	#	-	#	-
Non-controlling interest in subsidiaries	0	97,431	#	106,698	#	-	#	-
	0
Profit for the period	0	1,151,022		1,914,250		-		-

                The Management notes are an integral part of the financial statements.

Braskem S.A. Statement of operations and statement of comprehensive income at March 31, 2018 All amounts in thousands of reais, except earnings or loss per share	Continued

			Consolidated		Parent company
	Note	Mar/2018	Mar/2017	Mar/2018	Mar/2017

Profit for the period	0	1,151,022	1,914,250	1,053,591	1,807,552
	0
Other comprehensive income or loss:	0
Items that will be reclassified subsequently to profit or loss	0
Fair value of cash flow hedge	0	59,999	87,578	(9,700)	54,945
Income tax and social contribution	0	(17,612)	(28,471)	3,298	(18,681)
Fair value of cash flow hedge - Braskem Idesa	0	-	-	52,274	24,474
Income tax and social contribution	0	-	-	(15,682)	(7,342)
Fair value of cash flow hedge from jointly-controlled	0	686	594	686	594
	0	43,073	59,701	30,876	53,990
	0
Exchange variation of foreign sales hedge	16.3(a.i)	(87,693)	480,810	(87,693)	480,810
Sales Hedge - transfer to profit or loss	16.3(a.i)	247,353	249,240	247,353	249,240
Income tax and social contribution on exchange variation	0	(54,284)	(248,217)	(54,284)	(248,217)
Exchange variation of foreign sales hedge - Braskem Idesa	16.3(a.ii)	694,110	907,532	520,583	680,649
Sales Hedge - transfer to profit or loss - Braskem Idesa	16.3(a.ii)	46,934	30,918	35,200	23,188
Income tax on exchange variation - Braskem Idesa	0	(222,313)	(281,535)	(166,735)	(211,151)
	0	624,107	1,138,748	494,424	974,519
	0
Foreign subsidiaries currency translation adjustment	0	(170,595)	(299,411)	(108,006)	(251,244)
	0
Total	0	496,585	899,038	417,294	777,265
	0
Total comprehensive income for the period	0	1,647,607	2,813,288	1,470,885	2,584,817
	0
Attributable to:	0
Company's shareholders	0	1,470,885	2,584,817
Non-controlling interest in subsidiaries	0	176,722	228,471
	0
Total comprehensive income for the period	0	1,647,607	2,813,288

					Parent company
				Mar/2018	Mar/2017
	Note			Basic and diluted	Basic and diluted
Profit per share attributable to the shareholders of the Company of continued operations at the end of the period (expressed in reais per share)
	22

Earnings per share - common				1.3241	2.2608
Earnings per share - preferred shares class "A"				1.3242	2.2608
Earnings per share - preferred shares class "B"				0.5503	0.6069

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in shareholder’s equity

All amounts in thousands of reais

																					Consolidated
	Attributed to shareholders' interest
					Revenue reserves												Total
											Additional		Equity				Braskem		Non-controlling		Total
			Capital		Legal		Tax		Retention		dividends		valuation	Treasury		Retained	shareholders'		interest in		shareholders'
	Capital		reserve		reserve		incentive		of profits		proposed		adjustments	shares		earnings	interest		Braskem Idesa		equity

At December 31, 2016	8,043,222	#	232,430		229,992		-		604,624		-		(6,321,859)	(49,819)		-	2,738,590		(1,017,880)		1,720,710

Comprehensive income for the period:
Profit for the period	-		-		-		-		-		-		-	-		1,807,552	1,807,552		106,698		1,914,250
Exchange variation of foreign sales hedge, net of taxes	-		-		-		-		-		-		974,519	-		-	974,519		164,229		1,138,748
Fair value of cash flow hedge, net of taxes	-		-		-		-		-		-		53,990	-		-	53,990		5,711		59,701
Foreign subsidiaries currency translation adjustment	-		-		-		-		-		-		(251,244)	-		-	(251,244)		(48,167)		(299,411)
	-		-		-		-		-		-		777,265	-		1,807,552	2,584,817		228,471		2,813,288

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes		-		-		-		-		-		-	(6,809)		-	6,809		-		-
Realization of deemed cost of jointly-controlled investment, net of taxes	-		-		-		-		-		-		(241)	-		241	-		-		-
	-		-		-		-		-		-		(7,050)	-		7,050	-		-		-

At March 31, 2017	8,043,222		232,430		229,992		-		604,624		-		(5,551,644)	(49,819)		1,814,602	5,323,407		(789,409)		4,533,998

At December 31, 2017	8,043,222		232,430		434,142		71,745		1,940,011		1,500,000		(5,653,880)	(49,819)		-	6,517,851		(827,501)		5,690,350

Comprehensive income for the period:
Profit for the period	-		-		-		-		-		-		-	-		1,053,591	1,053,591		97,431		1,151,022
Exchange variation of foreign sales hedge, net of taxes	-		-		-		-		-		-		494,424	-		-	494,424		129,683		624,107
Fair value of cash flow hedge, net of taxes	-		-		-		-		-		-		30,876	-		-	30,876		12,197		43,073
Foreign currency translation adjustment	-		-		-		-		-		-		(108,006)	-		-	(108,006)		(62,589)		(170,595)
	-		-		-		-		-		-		417,294	-		1,053,591	1,470,885		176,722		1,647,607

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes		-		-		-		-		-		-	(6,679)		-	6,679		-		-
Realization of deemed cost of jointly-controlled investment, net of taxes	-		-		-		-		-		-		(241)	-		241	-		-		-
Fair value adjustments of trade accounts receivable	-		-		-		-		-		-		(437)	-		-	(437)		-		(437)
	-		-		-		-		-		-		(7,357)	-		6,920	(437)		-		(437)

Contributions to shareholders:
Additional dividends approved in the board meeting	-		-		-		-		-		-		-	-		-	-		(1,413)		(1,413)
	-		-		-		-		-		-		-	-		-	-		(1,413)		(1,413)

At March 31, 2018	8,043,222		232,430		434,142		71,745		1,940,011		1,500,000		(5,243,943)	(49,819)		1,060,511	7,988,299		(652,192)		7,336,107

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in shareholder’s equity

All amounts in thousands of reais

											Parent Company
			Revenue reserves
						Additional	Equity			Retained	Total
		Capital	Legal	Tax	Retention	dividends	valuation		Treasury	earnings	shareholders'
	Capital	reserve	reserve	incentive	of profits	proposed	adjustments		shares	(losses)	equity

At December 31, 2016	8,043,222	232,430	229,992	-	604,624	-	(6,321,859)		(927)	-	2,787,482

Comprehensive income for the period:
Profit for the period	-	-	-	-	-	-	-		-	1,807,552	1,807,552
Exchange variation of foreign sales hedge, net of taxes	-	-	-	-	-	-	974,519		-	-	974,519
Fair value of cash flow hedge, net of taxes	-	-	-	-	-	-	53,990		-	-	53,990
Foreign subsidiaries currency translation adjustment	-	-	-	-	-	-	(251,244)		-	-	(251,244)
	-	-	-	-	-	-	777,265		-	1,807,552	2,584,817
								#
Equity valuation adjustments:								#
Realization of additional property, plant and equipment price-level restatement, net of taxes	-	-	-	-	-	-	(6,809)		-	6,809	-
Realization of deemed cost of jointly-controlled investment, net of taxes	-	-	-	-	-	-	(241)		-	241	-
	-	-	-	-	-	-	(7,050)		-	7,050	-

At March 31, 2017	8,043,222	232,430	229,992	-	604,624	-	(5,551,644)		(927)	1,814,602	5,372,299

At December 31, 2017	8,043,222	232,430	434,142	71,745	1,940,011	1,500,000	(5,653,880)		(49,819)	-	6,517,851

Comprehensive income for the period:
Profit for the period	-	-	-	-	-	-	-		-	1,053,591	1,053,591
Exchange variation of foreign sales hedge, net of taxes	-	-	-	-	-	-	494,424		-	-	494,424
Fair value of cash flow hedge, net of taxes	-	-	-	-	-	-	30,876		-	-	30,876
Foreign currency translation adjustment	-	-	-	-	-	-	(108,006)		-	-	(108,006)
	-	-	-	-	-	-	417,294		-	1,053,591	1,470,885

Equity valuation adjustments:
Realization of deemed cost of jointly-controlled investment, net of taxes	-	-	-	-	-	-	(6,679)		-	6,679	-
Realization of additional property, plant and equipment price-level restatement, net of taxes	-	-	-	-	-	-	(241)		-	241	-
Fair value adjustments of trade accounts receivable	-	-	-	-	-	-	(437)	#	-	-	(437)
	-	-	-	-	-	-	(7,357)		-	6,920

At March 31, 2018	8,043,222	232,430	434,142	71,745	1,940,011	1,500,000	(5,243,943)		(49,819)	1,060,511	7,988,299

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of cash flows

at March 31, 2018

All amounts in thousands of reais

		Consolidated		Parent company
	Note	Mar/2018	Mar/2017	Mar/2018	Mar/2017
Profit before income tax and social contribution and for the result with discontinued operations	0	1,427,042	2,522,774	1,078,788	2,030,487
	0
Adjustments for reconciliation of profit	0
Depreciation, amortization and depletion	0	739,952	702,122	505,625	467,835
Results from equity investments	9(c)	(42)	(12,209)	(835,878)	(1,168,880)
Interest and monetary and exchange variations, net	0	501,034	214,931	449,432	561,345
Provision for losses and write-offs of long-lived assets	0	4,547	9,196	838	6,113
	0
	0	2,672,533	3,436,814	1,198,805	1,896,900
	0
Changes in operating working capital	0
Trade accounts receivable	0	(43,285)	(604,109)	(873,783)	(1,174,538)
Inventories	0	183,523	(316,471)	(59,178)	80,275
Taxes recoverable	0	747,471	206,326	376,023	148,468
Prepaid expenses	0	12,264	27,967	2,050	30,186
Other receivables	0	(85,871)	3,851	(41,461)	89,843
Trade payables	0	354,483	(1,283,309)	1,056,489	(102,293)
Taxes payable	0	(675,139)	25,688	(224,593)	126,802
Advances from customers	0	(128,923)	(31,110)	(105,768)	11,166
Leniency agreement	0	(267,985)	(296,591)	(267,985)	-
Sundry provisions	0	(37,525)	(13,123)	514	(6,602)
Other payables	0	(193,059)	(262,911)	(215,276)	(189,086)
	0
Cash from operations	0	2,538,487	893,022	845,837	911,121
	0
Financial investments (includes Letras financeiras do tesouro - LFT´s and Letras Financeiras - LF´s)	0	(103,135)	188,498	(98,454)	173,492
	0
Cash generated from operations and handling of financial investments	0	2,435,352	1,081,520	747,383	1,084,613
	0
Interest paid	0	(452,667)	(472,006)	(40,443)	(128,337)
Income tax and social contribution paid	0	(181,927)	(40,953)	(141,918)	(17,458)
	0
Net cash generated by operating activities	0	1,800,758	568,561	565,022	938,818
	0
Proceeds from the sale of fixed assets	0	977	263	(38,321)	125
Funds received in the investments' capital reduction	0	2,254	-	2,254	-
Acquisitions of property, plant and equipment and intangible assets	0	(404,498)	(272,934)	(266,409)	(197,899)
Premuim in the dollar put option	0	(2,082)	(2,153)	(2,082)	(2,153)
	0
Net cash used in investing activities	0	(403,349)	(274,824)	(304,558)	(199,927)
	0
Short-term and Long-term debit	0
Obtained	0	645,461	660,324	317,540	660,324
Payments	0	(2,206,563)	(886,221)	(611,169)	(506,800)
Braskem Idesa borrowings	0
Payments	0	(173,747)	(198,180)	-	-
Related parties	0
Captações	0	-	-	164	48,086
Pagamentos	0	-	-	(121,326)	(127,004)
Dividends paid	0	(34)	(31)	(34)	(31)
	0
Net cash provided (used) by financing activities	0	(1,734,883)	(424,108)	(414,825)	74,575
	0
Exchange variation on cash of foreign subsidiaries	0	(24,367)	45,668	-	-
	0
Increase (decrease) in cash and cash equivalents	0	(361,841)	(84,703)	(154,361)	813,466
	0
Represented by	0
Cash and cash equivalents at the beginning of the period	0	3,775,093	6,701,864	1,953,056	3,561,431
Cash and cash equivalents at the end of the period	0	3,413,252	6,617,161	1,798,695	4,374,897
	0
Increase (decrease) in cash and cash equivalents		(361,841)	(84,703)	(154,361)	813,466

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of value added

at March 31, 2018

All amounts in thousands of reais

	Consolidated		Parent company
	Mar/2018	Mar/2017	Mar/2018	Mar/2017
Revenue	15,523,095	14,705,650	11,690,647	11,360,841
Sale of goods, products and services	15,485,582	14,692,787	11,692,161	11,362,160
Other income (expenses), net	37,496	14,184	(8,078)	302
Allowance for doubtful accounts	17	(1,321)	6,564	(1,621)
Inputs acquired from third parties	(10,884,907)	(10,090,801)	(8,717,098)	(8,482,794)
Cost of products, goods and services sold	(10,375,765)	(9,608,786)	(8,351,558)	(8,138,161)
Material, energy, outsourced services and others	(487,652)	(466,071)	(354,863)	(328,509)
Impairment of assets	(21,490)	(15,944)	(10,677)	(16,124)
Gross value added	4,638,188	4,614,849	2,973,549	2,878,047

Depreciation, amortization and depletion	(739,952)	(702,122)	(505,625)	(467,835)

Net value added produced by the entity	3,898,236	3,912,727	2,467,924	2,410,212

Value added received in transfer	104,026	186,071	923,627	1,328,848
Results from equity investments	42	21,085	835,878	1,177,756
Financial income	103,965	164,980	87,730	151,092
Other	19	6	19	-

Total value added to distribute	4,002,262	4,098,798	3,391,551	3,739,060

Personnel	352,438	342,267	250,700	240,357
Direct compensation	281,529	278,135	194,484	190,931
Benefits	55,546	48,209	40,343	33,265
FGTS (Government Severance Pay Fund)	15,363	15,923	15,873	16,161

Taxes, fees and contribuitions	1,839,438	1,233,310	1,416,505	868,462
Federal	1,216,941	747,824	808,648	408,297
State	602,622	475,481	602,538	452,759
Municipal	19,875	10,005	5,319	7,406

Remuneration on third parties' capital	659,364	608,971	670,755	822,689
Financial expenses (including exchange variation)	590,960	544,051	611,269	767,592
Rentals	68,404	64,920	59,486	55,097

Remuneration on own capital	1,151,022	1,914,250	1,053,591	1,807,552
Profit for the period	1,053,591	1,798,676	1,053,591	1,798,676
Non-controlling interest in subsidiaries	97,431	106,698	-	-
Discontinued operations results	-	8,876	-	8,876

Value added distributed	4,002,262	4,098,798	3,391,551	3,739,060

The Management notes are an integral part of the financial statements.

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

1.                      Operations

Braskem S.A. (hereinafter “Parent Company”) is a public corporation headquartered in Camaçari, Bahia (“BA”), which jointly with its subsidiaries (hereinafter “Braskem” or “Company”) is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

(a)               Significant operating events impacting these financial statements

(b)               Net Working Capital

On March 31, 2018, in compliance with CPC 26 and its corresponding IAS 1 (Presentation of Financial Statements), the subsidiary Braskem Idesa maintained as current liabilities its financial obligations whose original maturities were long term, since certain contractual covenants for which, on the reporting date of these quarterly financial statements, the Company was not in compliance (Note 13). Consequently, the consolidated net working capital was negative R$1,032,670.

Note that Braskem Idesa has been settling its obligations in accordance with the original maturity schedule and none of its creditors has requested the immediate reimbursement of said obligations and, without the aforementioned reclassification, consolidated net working capital was positive R$7,751,591.

2.                       Summary of significant accounting policies

There were no changes in the accounting practices used in the preparation of the Quarterly Information in relation to those presented in the December 31, 2017, with the exception of changes in the accounting policies described in Note 2.1.1.

2.1.                 Basis of preparation

This Quarterly Information includes the three-month period ended March 31, 2018 and should be read together with the financial statements of Braskem as of December 31, 2017, which were prepared and presented (i) in the consolidated, in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC), and in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB); and (ii) in the Parent Company, in accordance with the accounting practices adopted in Brazil, in compliance with Federal Law 6,404/76, as amended, and with the standards issued by CPC.

The preparation of the Quarterly Information requires the use of certain critical accounting estimates. It also requires the Management of the Company to exercise its judgment in the process of applying its accounting policies.

There were no significant changes in the assumptions and judgments made by the Company’s management in the use of estimates for the preparation of the Quarterly Information in relation to those used in the December 31, 2017 financial statements.

Issue of these financial statements was authorized by the Executive Board on May 07, 2018.

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

2.1.1        Changes in key accounting policies

Except as described below, the accounting policies applied to this Quarterly Financial Information are the same as those applied to the consolidated financial statements of the Company for the fiscal year ended December 31, 2017.

These changes in accounting policies also will be reflected in the consolidated financial statements of the Company for the fiscal year ending December 31, 2018.

The Company adopted for the first time “CPC 47 / IFRS 15 – Revenue from Contracts with Customers” and “CPC 48/ IFRS 9 – Financial Instruments” as from January 1, 2018.

The effect from the first-time adoption of these standards is attributed mainly to the following: (i) presentation of variable considerations (bonuses) deducted directly from gross sales revenue (Note 23); (ii) replacement of the “incurred loss” model for the prospective model of “expected credit losses.” (Note 3); (iii) change in the classification and measurement of financial assets (Note 16); and (iv) change in the accounting of operations involving dollar put and call options designated for hedge accounting (Note 16.2.1.a).

As described in Note 2.3 to the financial statements dated December 31, 2017, the Company identified a performance obligation in its sales associated with freight contracts for product deliveries. The Company concluded that there is no material effect on its financial statements for recording this performance obligation separately from the performance obligation associated with product deliveries.

2.1.2        Consolidated and parent company quarterly information

The consolidated Quarterly Information was prepared and is being presented in accordance with the pronouncements CPC 21 and IAS 34 - Interim Financial Reporting, which establish the minimum content for interim financial statements. The parent company information was prepared and is being presented in accordance with CPC pronouncement.

All relevant information pertaining exclusively to these interim financial statements is presented herein and corresponds to the information used by the Management of the Company.

2.1.3        Consolidated quarterly information

The consolidated Quarterly Information includes the quarterly information of the Parent Company and companies in which it, directly or indirectly, maintains a controlling equity interest or controls the activities, as presented below:

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

		Total and voting interest - %
		Headquarters	Mar/2018	Dec/2017
Direct and Indirect subsidiaries
Braskem America Finance Company ("Braskem America Finance")	-	EUA	100.00	100.00
Braskem America, Inc. (“Braskem America”)	-	EUA	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)	-	Argentina	100.00	100.00
Braskem International GmbH ("Braskem Austria")	(i)	Austria	100.00	100.00
Braskem Europe GmbH ("Braskem Alemanha")	-	Germany	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)	-	Cayman Islands	100.00	100.00
Braskem Idesa S.A.P.I. ("Braskem Idesa")	-	Mexico	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")	-	Mexico	75.00	75.00
Braskem Incorporated Limited ("Braskem Inc")	-	Cayman Islands	100.00	100.00
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")	-	Mexico	100.00	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")	-	Mexico	100.00	100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")	-	Mexico	100.00	100.00
Braskem Netherlands B.V. ("Braskem Holanda")	-	Netherlands	100.00	100.00
Braskem Netherlands Finance B.V. (“Braskem Holanda Finance”)	-	Netherlands	100.00	100.00
Braskem Netherlands Inc. B.V. (“Braskem Holanda Inc”)	-	Netherlands	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Braskem Chile”)	-	Chile	100.00	100.00
Cetrel S.A. ("Cetrel")	-	Brazil	63.66	63.66
Distribuidora de Água Camaçari S.A. ("DAC")	-	Brazil	63.66	63.66
Lantana Trading Co. Inc. (“Lantana”)	-	Bahamas	100.00	100.00
	-		-	-
Specific Purpose Entity ("SPE")	-		-	-
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")	-	Brazil	100.00	100.00
			-	-
(i) In process of dissolution

2.2.                 Foreign and functional currency

The information on functional and foreign currency was presented in the 2017 annual financial statements of the Company, in Note 2.2.

Exchange variation effects

The main effects from exchange variation in this Quarterly Information are shown below:

	Final rate			Average rate for period ended
	Mar/2018	Dec/2017	Variation	Mar/2018	Mar/2018	Variation
U.S. dollar - Brazilizan real	3.3238	3.3080	0.48%	3.2433	3.1279	3.69%
U.S. dollar - Mexican peso	18.2440	19.6890	-7.34%	18.7394	20.3151	-7.76%
U.S. dollar - Euro	0.8137	0.8464	-3.87%	0.8134	0.9388	-13.35%

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

3.                       Cash and cash equivalents

The information on financial investments was presented in the 2017 annual financial statements of the Company, in Note 6.

		Consolidated
		Mar/2018	Dec/2017

Cash and banks	(i)	1,413,338	1,428,766
Cash equivalents:	-	-	-
Domestic market	-	1,316,083	1,706,784
Foreign market	(i)	683,831	639,543
Total	-	3,413,252	3,775,093

(i)         On March 31, 2018, it includes cash and banks of R$360,946 (R$247,285 on December 31, 2017) and cash equivalents of R$78,129 (R$47,400 on December 31, 2017) of the subsidiary Braskem Idesa, available for its exclusive use.

4.                       Financial investments

The information on financial investments was presented in the 2017 annual financial statements of the Company, in Note 7.

		Consolidated
		Mar/2018	Dec/2017
Loans and receivables
Time deposit investments	(i)	476,919	440,616
Held-for-trading	0	-	-
Time deposit investments	0	43,766	15,764
Letras financeiras do tesouro - LFT's and Letras Financeiras - LF's	(ii)	1,916,796	1,816,889
Restricted funds investments	(iii)	11,983	12,404
Other	0	705	27,335
Total	0	2,450,169	2,313,008
	0
Current assets	0	2,440,254	2,302,672
Non-current assets	0	9,915	10,336
Total	0	2,450,169	2,313,008

(i)    This investment was given as guarantee to cover Braskem’s obligation related to the constitution of a reserve account for the project finance of the subsidiary Braskem Idesa. The guarantee was withdrawn in April 2018 and this amount will become fully available.

(ii)   Government bonds held for trade refer to Brazilian floating-rate government bonds (“LFTs”) issued by the Brazilian federal government and floating-rate bonds (“LFs”) issued by financial institutions. These bonds have maturity above three months, immediate liquidity and expected realization in the short term.

(iii) Restricted funds represent bank deposits, yielding approximately 100% of Interbank Deposit Certificates ("CDI"), and their use is linked to the fulfillment of contractual obligations of debentures.

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

5.                       Trade accounts receivable

The information on trade accounts receivable was presented in the 2017 annual financial statements of the Company, in Note 8.

		Consolidated		Parent Company
		Mar/2018	Dec/2017	Mar/2018	Dec/2017
Customers
Domestic market		1,657,387	1,459,623	1,742,614	1,521,082
Foreign market		2,046,861	2,209,094	2,661,155	1,977,584
Allowance for doubtful accounts	(a)	(343,685)	(350,025)	(331,133)	(337,697)
Total		3,360,563	3,318,692	4,072,636	3,160,969

Current assets		3,322,271	3,281,196	1,954,024	1,824,740
Non-current assets		38,292	37,496	2,118,612	1,336,229
Total		3,360,563	3,318,692	4,072,636	3,160,969

(a)          As disclosed in the annual financial statements for 2017 (Note 2.3), CPC48 / IFRS 9 substituted, as from January 1, 2018, the “incurred losses” model of CPC 38 / IAS 39 with a prospective model of “expected credit losses,” which requires greater judgment of how the changes in economic factors affect the expected credit losses, which are determined based on the following stages:

Stage 1 – when the securities are still performing, expected credit losses were calculated based on the actual experience of credit loss (write-off) over the last five years, segregating customers in accordance with their Operating Risk.

Stage 2 – when there is deterioration in the credit risk of the customer since the initial recognition. The Company considered as deterioration of credit risk any credits that were renegotiated and that must be collected in court.

Stage 3 – includes financial assets that have objective evidence of impairment on the reporting date.

The following table shows the Company’s expected credit loss for each stage:

				Mar/2018
			Estimated loss percentage	Trade accounts receivable	Allowance for doubtful accounts

Stage 1	Performing	Operation risk 1	No risk	1,965,622
		Operation risk 2	No risk	717,227
		Operation risk 3	0.27%	400,177	1,238
		Operation risk 4	0.63%	190,016	1,237
		Operation risk 5	100%	12,863	1,297
				3,285,905	3,772

Stage 2	Significant Increase in Loss Risk	1º Renegotiation < 24 months	12% ou 100%	28,607	2,943
		2º Renegotiation or > 24 months	91% ou 100%	156,501	110,626
		Legal	100%	185,178	173,117
				370,286	286,686

Stage 3	No payment performance (Indicative of impairment)	Between 90 and 180 days	50% ou 100%	4,318	3,878
		Above 180 days	100%	43,739	49,349
				48,057	53,227

Total				3,704,248	343,685

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

6.                       Inventories

The information on inventories was presented in the 2017 annual financial statements of the Company, in Note 9.

		Consolidated		Parent company
		Mar/2018	Dec/2017	Mar/2018	Dec/2017

Finished goods	-	4,338,820	4,255,114	2,888,745	2,785,182
Raw materials, production inputs and packaging	-	1,720,365	1,715,757	1,562,417	1,549,001
Maintenance materials	-	381,907	365,803	168,345	165,073
Advances to suppliers		266,467	482,043	264,428	273,401
Imports in transit and other	-	14,826	74,670	15,405	74,667
Total		6,722,385	6,893,387	4,899,340	4,847,324

Current assets	-	6,679,689	6,846,923	4,856,644	4,800,860
Non-current assets	-	42,696	46,464	42,696	46,464
Total		6,722,385	6,893,387	4,899,340	4,847,324

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

7.                  Related parties

The information concerning related parties was presented in the 2017 annual financial statements of the Company, in Note 10.

(a)               Consolidated

	Consolidated
	Balances at March 31, 2018							Balances at December 31, 2017
	Associated companies, Jointly-controlled investment and Related companies							Associated companies, Jointly-controlled investment and Related companies
	Odebrecht and		Petrobras and					Odebrecht and		Petrobras and
Balance sheet	subsidiaries		subsidiaries		Other		Total	subsidiaries		subsidiaries		Other		Total
Assets
Current
Trade accounts receivable	11,376	0	45,966	0	37,630	0	94,972	7,634	0	45,184	0	60,502	0	113,320
Inventories	206,005	0	118	0	-	0	206,123	250,904	0	118	0	-	0	251,022
Dividends and interest on capital	-	0	-	0	10,859	0	10,859	-	0	-	0	10,859	0	10,859
Total assets	217,381		46,084		48,489		311,954	258,538		45,302		71,361		375,201

Liabilities
Current	-		-		-			-		-		-
Trade payables	18,273		130,432		-		148,705	21,530		149,058		700		171,288
Oher	-		585		1		586	2,338		562		7,591		10,491
Total liabilities	18,273		131,017		1		149,291	23,868		149,620		8,291		181,779

	Three-month period ended March 31, 2018							Three-month period ended March 31, 2017
	Associated companies, Jointly-controlled investment and Related companies							Associated companies, Jointly-controlled investment and Related companies
	Odebrecht and		Petrobras and					Odebrecht and		Petrobras and
	subsidiaries		subsidiaries		Other		Total	subsidiaries		subsidiaries		Other		Total
Transactions
Sales of products	-		391,989		183,663		575,652	12,889		451,426		167,761		632,076
Purchases of raw materials, finished goods	-		-		-		-	-		-		-		-
services and utilities	62,183		3,161,465		1,929		3,225,577	173,906		3,795,560		7,796		3,977,262
Financial income (expenses)	99		(34)		-		65	4,350		(20,225)		-		(15,875)
General and administrative expenses	-		-		-		-	-		-		-		-
Post-employment benefits plan	-		-		-		-	-		-		-		-
Odebrecht Previdência Privada ("Odeprev")		-		-	7,622		7,622		-		-	5,611		5,611

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

(b)               Parent Company

	Balances at March 31, 2018
	Associated companies, Jointly-controlled investment and associated companies						Related companies				EPE
	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and		Petrobras and
Balance sheet	Inc.	Holanda	Holanda Inc	America	Argentina	Other	subsidiaries		subsidiaries	Other	FIM Júpiter	Total
Assets
Current
Cash and equivalents	-	-	-	-	-	-	-		-	-	836,074	836,074
Financial investments	-	-	-	-	-	-	-		-	-	1,916,794	1,916,794
Trade accounts receivable	-	7,659	-	64,047	130,148	54,093	7,579		45,966	-	-	309,492
Inventories	-	-	-	-	-	-	206,005		118	-	-	206,123
Dividends and interest on capital	-	-	-	-	-	13,335	-		-	-	-	13,335
Related parties	166	267	-	1,206	6	33,764	-		-	-	-	35,409
	-	-	-	-	-	-	-		-	-	-	-
Non-current	-	-	-	-	-	-	-		-	-	-	-
Trade accounts receivable	-	2,080,320	-	-	-	-	-		-	-	-	2,080,320
Related parties	-	-	-	-	-	-	-		-	-	-	-
Loan agreements	15,388	-	-	-		885	-		-	-	-	16,273
Total assets	15,554	2,088,246	-	65,253	130,154	102,077	213,584		46,084	-	2,752,868	5,413,820

Liabilities
Current	-	-	-	-	-	-	-		-	-	-
Trade payables	25	-	-	-	-	13,339	15,073		130,432	-	-	158,869
Accounts payable to related parties	-	-	-	-	-	-	-		-	-	-	-
Advance to export	-	-	146,359	670,715	-	-	-		-	-	-	817,074
Other payables	-	-	-	-	-	1	-	#	585	-	-	586
	-	-	-	-	-	-	-		-	-	-	-
Non-current	-	-	-	-	-	-	-		-	-	-	-
Trade Payables	-	14,779,049	-	-	-	-	-		-	-	-	14,779,049
Accounts payable to related parties	-	-	-	-	-	-	-		-	-	-	-
Advance to export	-	-	6,943,312	275,875	-	-	-		-	-	-	7,219,187
Payable notes	12,764	-	-	-	-	-	-		-	-	-	12,764
Total liabilities	12,789	14,779,049	7,089,671	946,590	-	13,340	15,073		131,017	-	-	22,987,529

	Three-month period ended March 31, 2018
	Associated companies, Jointly-controlled investment and associated companies						Related companies				EPE
	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and		Petrobras and
	Inc	Holanda	Holanda Inc	America	Argentina	Other	subsidiaries		subsidiaries	Other	FIM Júpiter	Total
Transactions
Sales of products	-	856,866	-	76,355	107,648	215,613	-		391,989	-	-	1,648,471
Purchases of raw materials, finished products	-	-	-	-	-	-	-		-	-	-	-
services and utilities	-	2,570,084	-	239	-	38,533	62,183		3,161,465	-	-	5,832,504
Financial income (expenses)	154	(86,285)	(177,664)	(10,314)	698	102	99		(34)	-	53,889	(219,355)
General and administrative expenses - Odeprev	-	-	-	-	-	-	-		-	7,622	-	7,622

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

	Balances at December 31, 2017
	Associated companies, Jointly-controlled investment and associated companies							Related companies			EPE
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and	Petrobras and
Balance sheet	Inc.	Holanda	Holanda Inc	Petroquímica	America	Argentina	Other	subsidiaries	subsidiaries	Other	FIM Júpiter	Total
Assets
Current
Cash and equivalents	-	-	-	-	-	-	-	-	-	-	1,613,351	1,613,351
Financial investments	-	-	-	-	-	-	-	-	-	-	1,816,888	1,816,888
Trade accounts receivable	-	428	-	-	23,833	111,824	104,084	3,855	45,184	-	-	289,208
Inventories	-	-	-	-	-	-	-	250,904	118	-	-	251,022
Dividends and interest on capital	-	-	-	-	-	-	10,859	-	-	-	-	10,859
Related parties	-	115	-	-	20,771	-	9,592	-	-	-	-	30,478
	-	-	-	-	-	-	-	-	-	-	-	-
Non-current	-	-	-	-	-	-	-	-	-	-	-	-
Trade accounts receivable	-	1,298,733	-	-	-	-	-	-	-	-	-	1,298,733
Related parties	-	-	-	-	-	-	-	-	-	-	-	-
Loan agreements	15,172	-	-	-	-	-	881	-	-	-	-	16,053
Total assets	15,172	1,299,276	-	-	44,604	111,824	125,416	254,759	45,302	-	3,430,239	5,326,592

Liabilities
Current	-	-	-	-	-	-	-	-	-	-	-
Trade payables	25	-	-	-	-	-	13,829	12,796	149,058	-	-	175,708
Accounts payable to related parties	-	-	-	-	-	-	-	-	-	-	-	-
Advance to export	-	-	107,574	-	675,547	-	-	-	-	-	-	783,121
Other payables	-	-	-	-	60	-	-	-	-	-	-	60
Other	-	-	-	-	-	-	7,591	2,338	562	-	-	10,491
	-	-	-	-	-	-	-	-	-	-	-	-
Non-current	-	-	-	-	-	-	-	-	-	-	-	-
Trade Payables	-	13,585,736	-	-	-	-	-	-	-	-	-	13,585,736
Accounts payable to related parties	-	-	-	-	-	-	-	-	-	-	-	-
Advance to export	-	-	6,910,306	-	274,564	-	-	-	-	-	-	7,184,870
Payable notes	12,703	-	-	-	-	-	-	-	-	-	-	12,703
Total liabilities	12,728	13,585,736	7,017,880	-	950,171	-	21,420	15,134	149,620	-	-	21,752,689

	Three-month period ended March 31, 2017
	Associated companies, Jointly-controlled investment and associated companies									Related companies	EPE
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and	Petrobras and
	Inc	Holanda	Holanda Inc	Petroquímica	America	Argentina	Other	subsidiaries	subsidiaries	Other	FIM Júpiter	Total
Transactions
Sales of products	-	1,036,637	-	631,370	21,196	60,086	181,181	12,889	438,549	-	-	2,381,908
Purchases of raw materials, finished products	-	-	-	-	-	-	-	-	-	-	-	-
services and utilities	-	1,649,632	-	806,517	-	-	1,102	142,585	3,476,473	-	-	6,076,309
Financial income (expenses)	(22,935)	160,748	69,499	26	14,088	(2,887)	(2,289)	1,950	(20,224)	-	27,504	225,480
General and administrative expenses - Odeprev	-	-	-	-	-	-	-	-	-	5,242	-	5,242

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

(c)               Agreements executed and/or renewed with related companies

In the period ended March 31, 2018, the Company engaged in the following transactions with related parties, except for those with subsidiaries of the Company:

(i)       The sales of gasoline to Refinaria de Petróleo Riograndense S.A. (“RPR”) are carried out from monthly negotiations. In the period the sales amounted to R$69,919.

(ii)     Since January 2018, Braskem has held agreements for the sale of gasoline to Petrobrás Distribuidora S.A., which are renewed monthly. Sales in the period amounted to R$241,254.

(d)               Key management personnel

	Consolidated
Income statement transactions	Mar/2018	Mar/2017
Remuneration
Short-term benefits	14,632	12,152
Post-employment benefit	190	108
Total	14,822	12,260

8.                       Taxes recoverable

The information on taxes recoverable was presented in the 2017 annual financial statements of the Company, in Note 11.

	Consolidated		Parent Company
	Mar/2018	Dec/2017	Mar/2018	Dec/2017

Parent Company and subsidiaries in Brazil
IPI	17,244	18,226	17,244	18,226
Value-added tax on sales and services (ICMS) - normal operations	494,517	499,984	494,512	499,979
ICMS - credits from PP&E	147,608	140,904	147,608	140,904
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations	75,685	22,389	75,200	21,904
PIS and COFINS - credits from PP&E	237,098	223,297	237,007	222,964
Income tax and social contribution (IR and CSL)	453,043	691,697	445,390	684,570
REINTEGRA program	102,758	102,166	102,758	102,166
Federal supervenience	98,160	160,198	98,160	160,198
Other	3,299	4,322	1,413	2,486
	-	-	-	-
Foreign subsidiaries	-	-	-	-
Value-added tax	136,388	90,050	-
Income tax (IR)	38,307	415,443	-	-
Other	3,046	4,021	-	-
Total	1,807,153	2,372,697	1,619,292	1,853,397

Current assets	793,646	1,349,064	605,936	830,152
Non-current assets	1,013,507	1,023,633	1,013,356	1,023,245
Total	1,807,153	2,372,697	1,619,292	1,853,397

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

9.                       Investments

The information related to investments was presented in the Company’s 2017 annual financial statements, in Note 12.

(a)                    Information on investments

		Interest
		in total and voting	Adjusted net profit (loss)		Adjusted
		capital (%) - 3/31/2018	for the period		equity
		Direct and indirect	Mar/2018	Mar/2017	Mar/2018	Dec/2017

Subsidiaries
Braskem Alemanha	#	100.00	319,545	375,279	4,427,127	4,069,847
Braskem America	#	100.00	297,577	283,261	3,988,796	3,665,456
Braskem America Finance	#	100.00	127	119	(5,582)	(5,667)
Braskem Argentina	#	100.00	639	6,353	35,573	34,934
Braskem Austria	#	100.00	(58)	(38)	-	4,459
Braskem Chile	#	100.00	419	189	19,486	19,067
Braskem Holanda	#	100.00	908,831	1,080,998	5,214,769	4,006,132
Braskem Holanda Finance	#	100.00	(562)	(3)	(9,284)	(8,658)
Braskem Holanda Inc	#	100.00	1,131	460	5,085	3,909
Braskem Finance	#	100.00	(8,099)	4,983	(109,993)	(101,894)
Braskem Idesa	#	75.00	373,226	426,792	(2,890,343)	(3,586,358)
Braskem Idesa Serviços	#	75.00	(2,204)	7,666	14,483	15,450
Braskem Inc.	#	100.00	(13,966)	(21,343)	229,594	243,560
Braskem México	#	100.00	(9,939)	(9,560)	188,380	183,595
Braskem México Sofom	#	100.00	1,262	1,161	16,764	15,397
Braskem México Serviços	#	100.00	705	539	3,798	2,812
Braskem Petroquímica	#	-	-	32,375	-	-
Cetrel	#	63.66	11,348	-	193,710	190,118
DAC	#	63.66	5,790	-	77,155	76,971
Lantana	#	100.00	(4)	24	(892)	(888)
		-	-	-	-	-
Jointly-controlled investment	#	-	-	-	-	-
RPR	#	33.20	6,667	29,435	209,770	201,038
Odebrecht Comercializadora de Energia S.A. ("OCE")	#	20.00	(42)	804	5,142	5,178
	#	-	-	-	-	-
Associates	#	-	-	-	-	-
Borealis	#	20.00	1,388	6,095	168,172	166,630

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

(b)                    Changes in investments – Parent Company

	Subsidiaries and jointly-controlled investment
	Domestic subsidiaries	Foreign subsidiaries	Domestic associate	Total

Balance at December 31, 2017	188,818	4,693,385	33,406	4,915,609
Equity of investments	-	-	-	-
Effect of results	6,969	904,043	308	911,320
Adjustment of profit in inventories	-	(67,309)	-	(67,309)
Equity valuation adjustments	686	425,640	-	426,326
Currency translation adjustments	-	(109,007)	-	(109,007)
Capital decrease	-	-	(2,254)	(2,254)
Provision for loss	-	-	2,173	2,173
Dividends and interest on equity	(2,476)	(4,398)	-	(6,874)
Balance at March 31, 2017	193,997	5,842,354	33,633	6,069,984

(c)                    Equity accounting results

		Parent company
	Mar/2018	Mar/2017

Equity in results of subsidiaries, associate and jointly-controlled	844,011	1,170,817
Amortization of fair value adjustment	-	(7,318)
(Provision) reversal to subsidiaries with short-term liabilities	(8,103)	5,381
Dividends received / other	(30)	-
	835,878	1,168,880

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

(d)                    Impacts on consolidation of Braskem Idesa

In compliance with IFRS 12 and CPC 45, the Company is presenting the financial statements of the subsidiary in which it holds non-controlling interest with material effects on the Company’s consolidated statements.

	Consolidated Braskem Ex consolidated Braskem Idesa				Braskem Idesa consolidated (i)				Eliminations				Consolidated
Assets	Mar/2018		Dec/2017		Mar/2018		Dec/2017		Mar/2018		Dec/2017		Mar/2018		Dec/2017

Curent
Cash and cash equivalents	2,974,177	#	3,480,407	-	439,075	#	294,687	-	-	#	-	#	3,413,252	#	3,775,094
Financial investments	2,440,254	#	2,302,672	-	-	#	-	-	-	#	-	#	2,440,254	#	2,302,672
Trade accounts receivable	2,812,213	#	2,809,034	-	606,921	#	620,531	-	(96,863)	#	(148,369)	#	3,322,271	#	3,281,196
Inventories	6,281,951	#	6,500,198	-	397,738	#	346,725	-	-	#	-	#	6,679,689	#	6,846,923
Taxes recoverable	746,749	#	1,286,035	-	46,897	#	63,029	-	-	#	-	#	793,646	#	1,349,064
Derivatives operations	4,802	#	3,793	-	6,792	#	-	-	-	#	-	#	11,594	#	3,793
Other receivables	369,080	#	388,957	-	46,391	#	44,629	-	-	#	-	#	415,471	#	433,586
		0		0		0		0		0		0		0
	15,629,226	0	16,771,096	0	1,543,814	0	1,369,601	0	(96,863)	0	(148,369)	0	17,076,177	0	17,992,328
		0		0		0		0		0		0		0
Non-current		0		0		0		0		0		0		0
Taxes recoverable	1,013,451	#	1,023,581	-	56	#	52	-	-	#	-	#	1,013,507	#	1,023,633
Deferred tax	126,875	#	129,469	-	725,491	#	1,036,257	-	-	#	-	#	852,366	#	1,165,726
Related parties	5,049,926	#	5,051,706	-	-	#	-	(ii)	(5,049,926)	#	(5,051,706)	#	-	#	-
Other receivables	729,020	#	637,549	-	69,419	#	33,207	-	-	#	-	#	798,439	#	670,756
Property, plant and equipment	19,076,023	#	19,180,263	-	11,969,545	#	11,228,346	(iii)	(689,523)	#	(646,999)	#	30,356,045	#	29,761,610
Intangible	2,549,385	#	2,575,567	-	163,237	#	151,930	-	-	#	-	#	2,712,622	#	2,727,497
		0		0		0		0		0		0		0
	28,544,680	0	28,598,135	0	12,927,748	0	12,449,792	0	(5,739,449)	0	(5,698,705)	0	35,732,979	0	35,349,222
		0		0		0		0		0		0		0
Total assets	44,173,906	0	45,369,231	0	14,471,562	0	13,819,393	0	(5,836,312)	0	(5,847,074)	0	52,809,156	0	53,341,550
		0		0		0		0		0		0		0
Liabilities and shareholders' equity		0		0		0		0		0		0		0
Current		0		0		0		0		0		0		0
Trade payables	5,618,104	#	5,254,167	-	146,660	#	159,872	-	(96,863)	#	(148,369)	#	5,667,901	#	5,265,670
Borrowings	577,830	#	1,184,781	-	-	#	-	-	-	#	-	#	577,830	#	1,184,781
Debentures	27,428	#	27,183	-	-	#	-	-	-	#	-	#	27,428	#	27,183
Braskem Idesa Borrowings	-	#	-	-	9,582,653	#	9,691,450	-	-	#	-	#	9,582,653	#	9,691,450
Payroll and related charges	359,482	#	609,883	-	14,827	#	20,634	-	-	#	-	#	374,309	#	630,517
Taxes payable	948,828	#	1,248,137	-	13,783	#	13,067	-	-	#	-	#	962,611	#	1,261,204
Other payables	857,326	#	1,019,346	-	58,789	#	57,581	-	-	#	-	#	916,115	#	1,076,927
		0		0		0		0		0		0		0
	8,388,998	0	9,343,497	0	9,816,712	0	9,942,604	0	(96,863)	0	(148,369)	0	18,108,847	0	19,137,732
		0		0		0		0		0		0		0
Non-current		0		0		0		0		0		0		0
Loan agreements	21,332,383	#	22,176,640	-	-	#	-	-	-	#	-	#	21,332,383	#	22,176,640
Debentures	281,714	#	286,141	-	-	#	-	-	-	#	-	#	281,714	#	286,141
Accounts payable to related parties	-	#	-	-	5,078,137	#	5,065,971	(ii)	(5,078,137)	#	(5,065,971)	#	-	#	-
Loan agreement Etileno XXI project	-	#	-	(v)	1,797,058	#	1,756,600	-	-	#	-	#	1,797,058	#	1,756,600
Provision for losses on subsidiaries	2,167,757	#	2,689,769	-	-	#	-	(iv)	(2,167,757)	#	(2,689,769)	#	-	#	-
Other payables	3,944,361	#	4,286,245	-	8,686	#	7,842	-	-	#	-	#	3,953,047	#	4,294,087
		0		0		0		0		0		0		0
	27,726,215	0	29,438,795	0	6,883,881	0	6,830,413	0	(7,245,894)	0	(7,755,740)	0	27,364,202	0	28,513,468
		0		0		0		0		0		0		0
Shareholders' equity		0		0		0		0		0		0		0
Attributable to the Company's shareholders	7,988,299	#	6,517,850	-	(2,229,031)	#	(2,953,624)	-	2,229,031	#	2,953,625	#	7,988,299	#	6,517,851
Non-controlling interest in Braskem Idesa	70,394	#	69,089	-	-	#	-	-	(722,586)	#	(896,590)	#	(652,192)	#	(827,501)

	8,058,693	0	6,586,939	0	(2,229,031)	0	(2,953,624)	0	1,506,445	0	2,057,035	0	7,336,107	0	5,690,350
		0		0		0		0		0		0		0
Total liabilities and shareholders' equity	44,173,906	0	45,369,231	0	14,471,562	0	13,819,393	0	(5,836,312)	0	(5,847,074)	0	52,809,156	0	53,341,550

(i)         Consolidation of Braskem Idesa with its direct subsidiary Braskem Idesa Serviços.

(ii)       Loan from Braskem Holanda as part of shareholders’ contribution to Braskem Idesa’s project.

(iii)      Adjustment corresponding to the capitalization of a portion of financial charges of the loan mentioned above.

(iv)      Provision recorded in the subsidiary Braskem Holanda for the negative shareholders' equity of Braskem Idesa.

(v)       Loan owed to the non-controlling shareholder as part of shareholders’ contribution to the project.

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

	Consolidated Braskem
	Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated
	Mar/2018	Mar/2017	Mar/2018	Mar/2017	Mar/2018	Mar/2017	Mar/2018	Mar/2017
Continued operations
Net sales revenue	12,293,121	11,813,476	855,372	894,112	(119,693)	(107,860)	13,028,800	12,599,728
Cost of products sold	(9,988,205)	(8,563,372)	(468,097)	(482,875)	129,170	111,076	(10,327,132)	(8,935,171)

	2,304,916	3,250,104	387,275	411,237	9,477	3,216	2,701,668	3,664,557

Income (expenses)
Selling and distribution	(326,112)	(306,041)	(41,406)	(40,261)	-	-	(367,518)	(346,302)
General and administrative	(289,034)	(286,173)	(21,488)	(31,160)	1,692	6,770	(308,830)	(310,563)
Research and development	(38,926)	(33,662)	-	-	-	-	(38,926)	(33,662)
Results from equity investments	279,962	332,303	-	-	(279,920)	(320,094)	42	12,209
Other income (expenses), net	(96,012)	(89,010)	23,613	11,039	-	-	(72,399)	(77,971)

	1,834,794	2,867,521	347,994	350,855	(268,751)	(310,108)	1,914,037	2,908,268

Financial results
Financial expenses	(490,318)	(655,695)	(245,446)	(243,331)	64,819	63,517	(670,945)	(835,509)
Financial income	165,594	227,158	3,190	1,339	(64,819)	(63,517)	103,965	164,980
Exchange rate variations, net	(307,074)	(215,555)	373,340	514,172	13,719	(13,582)	79,985	285,035

	(631,798)	(644,092)	131,084	272,180	13,719	(13,582)	(486,995)	(385,494)

Profit before income tax
and social contribution	1,202,996	2,223,429	479,078	623,035	(255,032)	(323,690)	1,427,042	2,522,774

IR and CSL - current and deferred	(145,280)	(424,754)	(130,740)	(192,646)	-	-	(276,020)	(617,400)

Profit for the period of continued operations	1,057,716	1,798,675	348,338	430,389	(255,032)	(323,690)	1,151,022	1,905,374

Discontinued operations results
Profit from discontinued operations	-	13,499	-	-	-	-	-	13,499
IR and CSL - current and deferred	-	(4,623)	-	-	-	-	-	(4,623)
	-	8,876	-	-	-	-	-	8,876

Profit for the period	1,057,716	1,807,551	348,338	430,389	(255,032)	(323,690)	1,151,022	1,914,250

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

Statement of cash flows	Consolidated Braskem
	Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated
	Mar/2018	Mar/2017	Mar/2018	Mar/2017	Mar/2018	Mar/2017	Mar/2018	Mar/2017

Profit before income tax and social contribution and for the result with discontinued operations	1,202,996	2,223,429	479,078	623,035	(255,032)	(323,690)	1,427,042	2,522,774

Adjustments for reconciliation of profit (loss)
Depreciation, amortization and depletion	574,163	550,322	176,958	161,786	(11,169)	(9,986)	739,952	702,122
Results from equity investments	(279,962)	(332,303)	-	-	279,920	320,094	(42)	(12,209)
Interest and monetary and exchange variations, net	553,819	381,150	(39,066)	(179,801)	(13,719)	13,582	501,034	214,931
Provision for losses and write-offs of long-lived assets	1,943	8,957	2,604	239	-	-	4,547	9,196

	2,052,959	2,831,555	619,574	605,259	-	-	2,672,533	3,436,814

Changes in operating working capital	-	-	-	-	-	-	-	-
Trade accounts receivable	(5,389)	(500,176)	13,610	(94,752)	(51,506)	(9,181)	(43,285)	(604,109)
Inventories	218,591	(286,431)	(35,068)	(30,040)	-	-	183,523	(316,471)
Taxes recoverable	731,070	167,203	16,401	39,123	-	-	747,471	206,326
Prepaid expenses	3,729	26,890	8,535	1,077	-	-	12,264	27,967
Other receivables	(75,557)	(11,279)	(10,314)	15,130	-	-	(85,871)	3,851
Trade payables	316,189	(1,217,873)	(13,212)	(74,617)	51,506	9,181	354,483	(1,283,309)
Taxes payable	(612,658)	93,143	(62,481)	(67,455)	-	-	(675,139)	25,688
Advances from customers	(137,234)	(27,533)	8,311	(3,577)	-	-	(128,923)	(31,110)
Leniency agreement	(267,985)	(296,591)	-	-	-	-	(267,985)	(296,591)
Other payables	(239,713)	(246,016)	9,129	(30,018)	-	-	(230,584)	(276,034)

Cash from operations	1,984,002	532,892	554,485	360,130	-	-	2,538,487	893,022

Financial investments (includes Letras financeiras do tesouro - LFT´s and Letras Financeiras - LF´s)	(103,135)	188,498	-	-	-	-	(103,135)	188,498

Cash generated from operations and handling of financial investments	1,880,867	721,390	554,485	360,130	-	-	2,435,352	1,081,520

Interest paid	(327,614)	(349,758)	(125,053)	(122,248)	-	-	(452,667)	(472,006)
Income tax and social contribution paid	(181,653)	(39,840)	(274)	(1,113)	-	-	(181,927)	(40,953)

Net cash generated by operating activities	1,371,600	331,792	429,158	236,769	-	-	1,800,758	568,561

Proceeds from the sale of fixed assets	977	263	-	-	-	-	977	263
Funds received in the investments' capital reduction	2,254	-	-	-	-	-	2,254	-
Acquisitions to property, plant and equipment and intangible assets	(401,117)	(249,079)	(3,381)	(23,855)	-	-	(404,498)	(272,934)
Other investiments	(2,082)	(2,153)	-	-	-	-	(2,082)	(2,153)

Net cash used in investing activities	(399,968)	(250,969)	(3,381)	(23,855)	-	-	(403,349)	(274,824)

Short-term and long-term debt	-	-	-	-	-	-	-	-
Obtained	645,461	660,324	-	-	-	-	645,461	660,324
Payments	(2,206,563)	(886,221)	-	-	-	-	(2,206,563)	(886,221)
Braskem Idesa borrowings	-	-	-	-	-	-	-	-
Payments	-	-	(173,747)	(198,180)	-	-	(173,747)	(198,180)
Related parties	-	-	-	-	-	-	-	-
Obtained loans (payment of loans )	72,880	20,637	(72,880)	(20,637)	-	-	-	-
Dividends paid	(34)	(31)	-	-	-	-	(34)	(31)

Net provided (used) in financing activities	(1,488,256)	(205,291)	(246,627)	(218,817)	-	-	(1,734,883)	(424,108)

Exchange variation on cash of foreign subsidiaries	10,394	59,075	(34,761)	(13,407)	-	-	(24,367)	45,668

Increase (decrease) in cash and cash equivalents	(506,230)	(65,393)	144,389	(19,310)	-	-	(361,841)	(84,703)

Represented by
Cash and cash equivalents at the beginning for the period	3,480,407	6,500,265	294,686	201,599	-	-	3,775,093	6,701,864
Cash and cash equivalents at the end for the period	2,974,177	6,434,872	439,075	182,289	-	-	3,413,252	6,617,161

Increase (decrease) in cash and cash equivalents	(506,230)	(65,393)	144,389	(19,310)	-	-	(361,841)	(84,703)

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

10.                   Property, plant and equipment

The information on property, plant and equipment was presented in the Company’s 2017 annual financial statements, in Note 13.

	Consolidated
			Mar/2018			Dec/2017
		Accumulated			Accumulated
		depreciation/			depreciation/
	Cost	depletion	Net	Cost	depletion	Net

Land	575,627	-	575,627	500,646	-	500,646
Buildings and improvements	6,312,983	(1,696,915)	4,616,068	6,058,259	(1,487,762)	4,570,497
Machinery, equipment and installations	41,073,456	(20,226,325)	20,847,131	39,211,042	(18,627,943)	20,583,099
Projects and stoppage in progress	3,646,999	-	3,646,999	3,274,665	-	3,274,665
Other	1,709,397	(1,039,177)	670,220	1,755,092	(922,389)	832,703
Total	53,318,462	(22,962,417)	30,356,045	50,799,704	(21,038,094)	29,761,610

Capitalized c7harges in the three-month period ended March 31, 2018 were R$33,287 (R$35,620 on March 31, 2017).

There were no significant events or circumstances in this period that indicate the need for impairment testing on the property, plant and equipment.

11.                   Intangible assets

The information on intangible assets was presented in the 2017 annual financial statements of the Company, in Note 14.

	Consolidated
			Mar/2018	Dec/2017
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net

Goodwill based on future profitability	3,187,722	(1,128,848)	2,058,874	3,187,722	(1,128,848)	2,058,874
Trademarks and patents	419,049	(182,407)	236,642	349,316	(119,229)	230,087
Software and use rights	730,686	(542,918)	187,768	607,528	(415,388)	192,140
Contracts with customers and suppliers	896,511	(667,173)	229,338	772,253	(525,857)	246,396
Total	5,233,968	(2,521,346)	2,712,622	4,916,819	(2,189,322)	2,727,497

There were no significant events or circumstances in the period ended March 31, 2018 that indicated the need for updating the impairment testing of intangible assets with indefinite useful life made in the end of 2017, or that indicated the need to perform an impairment testing of intangible assets with definite useful life.

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

12.                   Borrowings

The information on borrowings was presented in the 2017 annual financial statements of the Company, in Note 15.

(a)               Borrowings

				Consolidated
	Annual financial charges (%)		Mar/2018	Dec/2017
Foreign currency
Bonds	US dollar exchange variation + interest between 3.50 and 7.38	(i)	19,744,652	20,082,588
Export prepayment	US dollar exchange variation + Libor semianual + interest between 1.10 and 1.61	0	784,675	781,573
Export credit notes	US dollar exchange variation + 7.30	0	504,434	679,895
Working capital	US dollar exchange variation + 3.15%	0	55,043	883,181
Transactions costs		0	(274,773)	(285,657)
		0	20,814,031	22,141,580
		0
Current liabilities		0	402,958	985,639
Non-current liabilities		0	20,411,073	21,155,941
Total		0	20,814,031	22,141,580
		0
Local currency		0
Export credit notes	105.00 and 108.00 of CDI	0	515,205	508,146
BNDES	TJLP + interest between 0.00 and 2.62	(ii)	-	31,347
BNDES	SELIC + 2.32	(ii)	-	22,039
BNDES	Interest between 3.50 and 7.00	(iii)	83,642	132,020
BNB/FINEP/FUNDES/FINISA/FINAME	6.17	0	456,285	486,227
FINAME	TJLP + interest between 1.90 and 6.00	0	2,148	2,293
Fundo de Desenvolvimento do Nordeste (FDNE)	6.50	0	42,703	42,045
Other	CDI + 0.04	0	600	655
Transactions costs		0	(4,401)	(4,931)
		0	1,096,182	1,219,841
		0
Current liabilities		0	174,872	199,142
Non-current liabilities		0	921,310	1,020,699
Total		0	1,096,182	1,219,841
		0
Foreign currency and local currency		0
Current liabilities		0	577,830	1,184,781
Non-current liabilities		0	21,332,383	22,176,640
Total		0	21,910,213	23,361,421

(i)         Bond matures in June 2018 settled in advance in the amount of R$443,382 (US$132,427).

(ii)       Contracts settled in advance.

(iii)      Part of the contracts settled in advance in the amount of R$32,887.

		Parent company
	Mar/2018	Dec/2017
Foreign currency
Current liabilities	40,003	189,600
Non-current liabilities	1,821,906	1,813,113
	1,861,909	2,002,713
Local currency
Current liabilities	169,047	192,704
Non-current liabilities	912,511	1,010,579
	1,081,558	1,203,283

Foreign currency and local currency
Current liabilities	209,050	382,304
Non-current liabilities	2,734,417	2,823,692
Total	2,943,467	3,205,996

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

(b)               Payment schedule

The maturity profile of amounts maturing in the long-term is as follows:

		Consolidated
	Mar/2018	Dec/2017

2019	347,320	1,245,895
2020	2,187,145	2,199,869
2021	3,650,722	3,655,465
2022	1,810,406	1,801,844
2023	1,717,677	1,709,587
2024	2,551,261	2,539,216
2025	46,191	45,994
2026	44,440	44,239
2027	17,671	17,586
2028	4,153,507	4,133,762
2029 and thereafter	4,806,043	4,783,183
Total	21,332,383	22,176,640

(c)               Guarantees

Braskem gave collateral for part of its borrowings as follows:

		Total debt	Total
Loans	Maturity	Mar/2018	guaranteed	Guarantees

BNB	Dec-2022	108,164	108,164	Mortgage of plants, pledge of machinery and equipment
BNB	Aug-2024	180,352	180,352	Bank surety
BNDES	Jan-2021	83,642	83,642	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	Jun-2020	71,894	71,894	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	Jul-2024	82,528	82,528	Bank surety
FINEP	Dec-2019	5,455	5,455	Bank surety, pledge of equipment and current account lockout (restricted fund)
FINAME	Feb-2022	3,795	3,795	Pledge of equipment
FINISA	Dec-2023	6,245	6,245	Bank surety
OTHER	Jul-2021	600	600	Pledge of equipment
Total		542,675	542,675

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

13.                   Braskem Idesa borrowings

The information on Braskem Idesa borrowings was presented in the 2017 annual financial statements in Note 16.

	Initial value
	of operation					Consolidated
Identification	US$		Maturity	Charges (% per year)	Mar/2018	Dec/2017

Project finance		(i)
Project finance I	700,000	0	Feb-2027	Us dollar exchange variation + quarterly Libor + 3.25	2,150,110	2,179,981
Project finance II	210,000	0	Feb-2027	Us dollar exchange variation + 6.17	611,766	621,140
Project finance III	600,000	0	Feb-2029	Us dollar exchange variation + 4.33	1,809,086	1,827,811
Project finance IV	660,000	0	Feb-2029	Us dollar exchange variation + quarterly Libor + 3.88	2,016,118	2,032,093
Project finance V	400,000	0	Feb-2029	Us dollar exchange variation + quarterly Libor + 4.65	1,209,195	1,221,997
Project finance VI	89,994	0	Feb-2029	Us dollar exchange variation + quarterly Libor + 2.73	271,087	273,887
Project finance VII	533,095	0	Feb-2029	Us dollar exchange variation + quarterly Libor + 4.64	1,611,520	1,627,479
Transactions costs	-	0			(96,229)	(92,938)
Total	3,193,089	0			9,582,653	9,691,450
		0
		0
Current liabilities					9,582,653	9,691,450
Total					9,582,653	9,691,450

(i)    Financing without recourse or with recourse limited to shareholders.

In keeping with the Company’s Financial Policy, the investment in the construction of the Braskem Idesa plant is financed under a Project Finance structure, in which the construction loan must be repaid using exclusively the cash generated by the company itself and with the shareholders pledging limited guarantees. Accordingly, this financing structure includes guarantees typical to transactions of this kind, such as assets, receivables, cash generation and other rights of Braskem Idesa.

Project Finance borrowings include various contractual obligations (covenants) that are typical of contracts of this nature.

On the reporting date of the financial statements of March 31, 2018, the company was in unremedied breach of some of its non-financial contractual obligations. As a result, the entire balance of non-current liabilities, in the amount of R$8,784,261 was reclassified to current liabilities, in accordance with CPC 26 and its corresponding accounting standard IAS 1 (Presentation of Financial Statements).

In accordance with the aforementioned accounting standards, reclassification is required in situations in which the breach of certain contractual obligations entitles creditors to request from Braskem Idesa the prepayment of obligations in the short term. In this context, note that none of the creditors requested said prepayment of obligations and that Braskem Idesa has been settling its debt service obligations in accordance with their original maturity schedule.

Furthermore, Braskem Idesa continued to negotiate approval of such breaches with its creditors in order to reclassify the entire amount reclassified from current liabilities back to non-current liabilities.

The following amortization schedule presents the original long-term maturities, excluding the reclassification to current liabilities arising from the aforementioned breach of contractual obligations.

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

	Mar/2018	Dec/2017

2019	567,670	748,071
2020	882,962	877,450
2021	1,008,848	1,002,270
2022	840,454	835,009
2023	1,112,905	1,105,295
2024	1,204,125	1,195,682
2025	1,203,698	1,195,096
2026	1,059,838	1,052,156
2027	478,428	474,438
2028	365,305	362,629
2029 and thereafter	60,028	59,637
Total	8,784,261	8,907,733

14.                   Debentures

The information related to debentures was presented in the 2017 annual financial statements of the Company, in Note 17.

Issue date	Series	Maturity	Annual financial charges (%)	Mar/2018	Dec/2017
March-2013	Single	March-2025	IPCA + 6%	215,830	216,968
September-2013	Single	September-2025	126,5% of CDI	93,312	96,356
				309,142	313,324

Current liabilities				27,428	27,183
Non-current liabilities				281,714	286,141
Total				309,142	313,324

(a)               Payment schedule

		Consolidated
	Mar/2018	Dec/2017

2019	20,272	26,629
2020	44,317	43,674
2021	49,526	49,326
2022	49,548	49,326
2023	49,573	49,326
2024	49,600	49,326
2025	18,878	18,534
Total	281,714	286,141

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

15.                   Changes in borrowings, debentures, and Braskem Idesa borrowings

								Consolidated
	Balance at				Interest, changes	Conversion of		Balance at
	December 31,		Payments		monetary and	debts of subsidiaries		March 31,
	2017	Obtained	Principal	Interest paid	foreign exchange, net	abroad	Transferences	2018

Borrowings
Current	1,184,781	645,461	(2,194,935)	(327,614)	345,310	(14,204)	939,031	577,830
Non-current	22,176,640	-	-	-	60,233	34,541	(939,031)	21,332,383
Total	23,361,421	645,461	(2,194,935)	(327,614)	405,543	20,337	-	21,910,213

Debentures
Current	27,183	-	(11,628)	-	5,081	-	6,792	27,428
Non-current	286,141	-	-	-	2,365	-	(6,792)	281,714
Total	313,324	-	(11,628)	-	7,446	-	-	309,142

Total borrowings and debentures
Current	1,211,964	645,461	(2,206,563)	(327,614)	350,391	(14,204)	945,823	605,258
Non-current	22,462,781	-	-	-	62,598	34,541	(945,823)	21,614,097
Total	23,674,745	645,461	(2,206,563)	(327,614)	412,989	20,337	-	22,219,355

Braskem Idesa financing
Current	9,691,450	-	(173,747)	(125,053)	(570,957)	760,960	-	9,582,653
Total	9,691,450	-	(173,747)	(125,053)	(570,957)	760,960	-	9,582,653

Total geral
Current	10,903,414	645,461	(2,380,310)	(452,667)	(220,566)	746,756	945,823	10,187,911
Non-current	22,462,781	-	-	-	62,598	34,541	(945,823)	21,614,097
Total	33,366,195	645,461	(2,380,310)	(452,667)	(157,968)	781,297	-	31,802,008

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

16.                   Financial instruments

The information related to financial instruments was presented in the 2017 financial statements of the Company, in Note 19.

As of January 1, 2018, as disclosed in the annual financial statements of 2017 (Note 2.3), the financial instruments were classified and measured in accordance with its Business Model (CPC 48/IFRS 9).

The adoption of new classifications of financial instruments in accordance with CPC 48/IFRS 9 did not produce a significant effect on the Company’s accounting policies, as shown in the following table:

16.1.             Non-derivative financial instruments and leniency agreement (Note 20.3) – consolidated

		Classification by category		Fair value	Book value		Fair value
	Note	CPC 38 / IAS 39	CPC 48 / IFRS 9	hierarchy	Mar/2018	Dec/2017	Mar/2018	Dec/2017
	0
Cash and cash equivalents	3
Cash and banks	0	Loans and receivables	Amortized cost		1,413,338	1,428,766	1,413,338	1,428,766
Financial investments in Brazil	0	Loans and receivables	Fair value through profit or loss		1,316,083	1,706,784	1,316,083	1,706,784
Financial investments abroad	0	Held-for-trading	Fair value through profit or loss	Level 2	683,831	639,543	683,831	639,543
	0				3,413,252	3,775,093	3,413,252	3,775,093
	0
Financial investments	4
LFT's and LF's	0	Held-for-trading	Fair value through profit or loss	Level 2	1,916,796	1,816,889	1,916,796	1,816,889
Time deposit investments	0	Loans and receivables	Amortized cost	Level 2	476,919	440,616	476,919	440,616
Other	0	Held-for-trading	Fair value through profit or loss	Level 2	705	39,739	705	39,739
	0				2,394,420	2,297,244	2,394,420	2,297,244
	0
Trade accounts receivable	5	Loans and receivables	Amortized cost		3,305,581	3,244,851	3,305,581	3,244,851
Trade accounts receivable	5	Loans and receivables	Fair value through other comprehensive income	Level 2	54,982	73,841	54,982	73,240
	0
Trade payables	0	Financial liabilities not measured at fair value	Amortized cost		5,928,780	5,525,407	5,928,780	5,525,407
	0
Borrowings	12	Financial liabilities not measured at fair value	Amortized cost
Foreign currency - Bond	0			Level 1	19,744,652	20,082,588	20,257,447	21,230,567
Foreign currency - other borrowings	0			Level 2	1,344,152	2,344,649	1,242,895	2,228,608
Local currency	0			Level 2	1,100,583	1,224,772	951,915	1,039,873
	0				22,189,387	23,652,009	22,452,257	24,499,048
	0
Braskem Idesa borrowings	13	Financial liabilities not measured at fair value	Amortized cost	Level 2	9,678,882	9,784,388	8,675,711	8,675,711
	0
Debentures	14	Financial liabilities not measured at fair value	Amortized cost	Level 2	309,142	313,324	220,387	214,815
	0
Loan ton non-controlling shareholder of Braskem Idesa	0	Financial liabilities not measured at fair value	Amortized cost		1,797,058	1,756,600	1,797,058	1,756,600
	0
Leniency agreement	20.3	Financial liabilities not measured at fair value	Amortized cost		1,395,804	1,629,114	1,395,804	1,629,114

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

16.2.             Derivative financial instruments designated and not designated for hedge accounting

16.2.1    Changes

							Net			Net
			Operation characteristics				(Asset)/			(Asset)/
		Fair value	Principal exposure		Accumulated		Liability	Change in	Financial	Liability
Identification	Note	hierarchy		Derivatives	OCI (equity)		Dec/2017	fair value	settlement	Mar/2018

Hedge accounting transactions
Dollar put option	16.2.1 (a.i)	Level 2	Real	Dollar	4,959	0	(3,793)	(179)	-	(3,972)
IPCA swap	16.2.1 (a.ii)	Level 2	IPCA	Dollar + fixed rates	(4,740)		-	4,740	-	4,740
Interest rate swaps	0	Level 2	Libor	Fixed rates	211,798		(25,791)	(53,985)	4,125	(75,651)
					212,017		(29,584)	(49,424)	4,125	(74,883)

Derivatives operations
Current assets							(3,793)			(11,594)
Non-current assets							(32,666)			(68,859)
Current liabilities							6,875			-
Non-current liabilities							-			5,570
							(29,584)			(74,883)

(a)       Operations designated for hedge accounting

(a.i)     U.S. dollar Call and Put Options

On March 31, 2018, Braskem held a total notional amount of put options of US$1.7 billion, with an average strike price of 2.96 R$/US$. Simultaneously, the Company also held a total notional amount of call options of US$1.2 billion, with an average strike price of R$4.30. The operations have a maximum term of 17 months.

According to IFRS 9, the accounting standard applicable as from January 1, 2018, any gain or loss related to the effective portion of dollar options (intrinsic value), as well as the extrinsic value and the premium of the operation, is recognized as other comprehensive income under shareholders' equity.

 (a.ii)   Swap IPCA

To maintain its strategy of managing risks related to currencies and interest rates, the Company opted to swap to fixed rates in U.S. dollar the portions not yet due under the Leniency agreement entered into with the Federal Prosecution Office (MPF), which originally were denominated in Brazilian real and pegged to the IPCA inflation index. For such, derivative instruments were contracted in the amount of R$1.3 billion, divided into five annual installments due on January 30 of each year as from 2019. These operations were designated as cash flow hedge accounting, where the hedging instruments are currency derivatives and the hedged objects are the liabilities under the Agreement. Accordingly, the mark-to-market adjustment of the effective portion of the hedge will be recognized under shareholders equity in the line “Other comprehensive income” (“OCI”) and will be recognized in the financial result only upon the maturity of each installment.

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

16.3.             Non-derivative liabilities designated for export hedge accounting

(a.i)        Future exports in U.S. dollars

On March 31, 2018, exports that were designated and not yet realized are shown below:

Total nominal value
US$

2019	733,980
2020	724,000
2021	716,000
2022	719,000
2023	718,371
2024	688,854
2028	1,250,000
5,550,205

There were no changes in financial instruments designated for this hedge in the period ended March 31, 2018:

On March 31, 2018, the maturities of financial liabilities designated, within the scope of the consolidated balance sheet, were as follows:

Total nominal value
US$

2019	733,980
2020	724,000
2021	716,000
2022	719,000
2023	718,371
2024	688,854
2028	1,250,000
5,550,205

Considering the cash generation in recent quarters, the Management of the Company believed it was appropriate to advance the payment of dollar-denominated obligations, including liabilities designated for this hedge. As a result of the decision, the amount of US$598,568 was discontinued prospectively. Exchange variation on the discontinued amount, of R$775,428, which is recorded under Shareholders' Equity as OCI will be taken to net financial income (expenses) as of April 2018, as the hedged exports are realized.

		Conversion rate
	Total nominal	at Inception	Closing rate	Gross nominal
	value US$	R$/US$	R$/US$	value

Hedge descontinued - Second quarter 2018	208,405	2.0017	3.2769	265,758
Hedge descontinued - Third quarter 2018	193,190	2.0017	3.3080	252,364
Hedge descontinued - Fourth quarter 2018	196,973	2.0017	3.3080	257,306
	598,568			775,428

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

The following table provides the balances of exchange variation recognized in the Company’s net financial income (expenses) due to the realization of exports designated for this hedge for the three-month period ended March 31, 2018:

		Conversion rate
	Total nominal	at Inception	Closing rate	Gross nominal
	value US$	R$/US$	R$/US$	value

First quarter	189,325	2.0017	3.3082	247,353
	189,325			247,353

The changes in foreign exchange variation and Income Tax and Social Contribution under “Other comprehensive income” of this hedge are as follows:

	Exchange		Net
	variation	IR and CSL	effect

At December 31, 2017	(6,814,142)	2,316,808	(4,497,334)

Exchange variation recorded in the period on OCI / IR and CSL	(87,693)	29,816	(57,877)

Exchange variation transferred to profit or loss / IR and CSL	247,353	(84,100)	163,253

At March 31, 2018	(6,654,482)	2,262,524	(4,391,958)

(a.ii)       Liabilities related to the Project Finance of future sales in U.S. dollar

On March 31, 2018, sales designated and not yet realized are as follows:

Nominal value
US$

2018	167,901
2019	229,270
2020	266,690
2021	303,392
2022	253,204
2023	333,093
2024	359,559
2025	357,903
2026	309,240
2027	152,103
2028	124,654
2029	31,164
2,888,173

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

The following table shows the changes in financial instruments designated for these hedge operations in the period:

				US$
		Realization	Realization of
	Dec/2017	in the period	discontinued hedge	Mar/2018

Designated balance	2,930,246	(53,889)	97	2,876,454

On March 31, 2018, the maturities of financial liabilities designated were distributed as follows:

Nominal value
US$

2018	167,598
2019	228,850
2020	266,187
2021	302,816
2022	252,723
2023	332,458
2024	358,873
2025	357,221
2026	308,650
2027	150,419
2028	124,347
2029	26,312
2,876,454

The following table provides the balance of exchange variation of the discontinued amount, net of realization already occurred, in the period ended March 31, 2018 (US$11,719), which is recorded in Braskem Idesa’s shareholders’ equity under “Other comprehensive income” and will be transferred to financial income (expenses) according to the schedule of future hedged sales:

		Conversion rate
	Total nominal	at Inception	Closing rate	Total nominal	Gross nominal
	value US$	MXN/US$	MXN/US$	value MXN	value

Hedge descontinued	11,719	13.4541	17.9915	53,174	9,688
				53,174	9,688

The following table provides the balances of exchange variation recognized in Braskem Idesa’s financial income (expenses) due to the realization of sales designated for this hedge over the course of the three-month period ended March 31, 2018:

		Conversion rate
	Total nominal	at Inception	Closing rate	Total nominal	Gross nominal
	value US$	MXN/US$	MXN/US$	value MXN	value

First quarter	53,889	13.6537	18.3561	253,408	46,934
	53,889			253,408	46,934

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

The changes in foreign exchange variation and Income Tax and Social Contribution under “Other comprehensive income” are as follows:

	Exchange		Net
	variation	IR	effect

At December 31, 2017	(3,545,639)	1,064,426	(2,481,213)

Exchange variation recorded in the period on OCI / IR	694,110	(208,233)	485,877

Exchange variation transferred to profit or loss / IR	46,934	(14,080)	32,854

At March 31, 2018	(2,804,595)	842,113	(1,962,482)

16.4.             Credit quality of financial assets

(a)                    Trade accounts receivable

On March 31, 2018, the credit ratings for the domestic market were as follows:

				(%)
			Mar/2018	Dec/2017
1	Minimum risk		27.21	18.84
2	Low risk		39.72	50.84
3	Moderate risk		17.65	13.33
4	High risk		12.34	13.40
5	Very high risk	(i)	3.08	3.59

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators

	Last 12 months
	Domestic	Export
	Market	Market
March 31, 2018	0.13%	0.06%
December 31, 2017	0.08%	0.19%
March 31, 2017	0.19%	0.05%

(b)                    Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents classified as Fair value through profit or loss (“FVTPL”) , Braskem uses credit rating from the following agencies: Standard & Poor’s, Moody’s and Fitch Ratings within the limits established in its financial policy approved by the Board of Directors.

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

		Mar/2018	Dec/2017
Financial assets with risk assessment
AAA		2,847,032	3,569,392
AA+		436,445	27,094
AA		8,170	8,047
AA-		107,586	209,389
A+		1,471,990	1,465,107
A		376,181	349,823
BBB+		611,970	453,367
		5,859,374	6,082,219
Financial assets without risk assessment
Other financial assets with no risk assessment	(i)	4,047	5,882
		4,047	5,882

Total		5,863,421	6,088,101

(i)         Investments approved by the Management of the Company, as permitted by the financial policy.

16.5.             Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)                    Selection of risks

On March 31, 2018, the main risks that can affect the value of Braskem’s financial instruments are:

•      Brazilian real/U.S. dollar exchange rate;

•      Brazilian real/Mexican peso exchange rate;

•      Libor floating interest rate;

•      Selic interest rate;

•      CDI interest rate;

•      TJLP interest rate;

•      IPCA interest rate.

For the purposes of the risk sensitivity analysis, Braskem presents the exposures to currencies as if they were independent, that is, not reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b)                    Value at risk

The value at risk of the derivatives held by Braskem which is defined as the loss that could result in one month as from March 31, 2018, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$4,838 for put and call options (Note 16.2.1(a.i)) and US$11,144 for the swap of Libor related to Braskem Idesa’s project.

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

(c)                    Selection of scenarios

(c.1)       Probable scenario

The Market Readout published by the Central Bank of Brazil was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate, Selic basic interest rate and the CDI interest rate, using the reference date of March 29, 2018. According to the Market Readout, at the end of 2018, the U.S. dollar will depreciate by approximately 0.72% against the Brazilian real, compared to the closing PTAX rate at September 29, 2017, while the Selic rate will be 6.25% p.a. The Selic rate is used as a reference for analyses of sensitivity to the CDI.

The probable scenario for the TJLP is a decrease of 0.25% from the current rate of 6.6%, i.e., the same magnitude as the projected decrease in the Selic rate. The Market Readout does not publish forecasts for the Libor interest rate. Therefore, to determine the probable scenario, Braskem considered 25% and 50% increases on current market levels.

(c.2)       Possible and extreme adverse scenarios

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario:

	Gain (losses)
		Possible adverse	Extreme adverse
Instrument / Sensitivity	Probable	(25%)	(50%)

Brazilian real/U.S. dollar exchange rate
Bonds	139,682	(4,876,835)	(9,753,671)
Working capital / other	3,214	(112,211)	(224,422)
Export credit notes	3,612	(126,108)	(252,217)
Braskem Idesa borrowings	68,616	(2,395,663)	(4,791,327)
Export prepayments	2,405	(83,958)	(167,916)
Dollar put option	2,098	(170,735)	(1,047,529)
Financial investments abroad	11,678	(407,739)	(815,477)
	-	-	-
Libor floating interest rate	-	-	-
Working capital / structured operations	(3,265)	(16,325)	(32,650)
Export prepayments	(1,643)	(8,216)	(16,433)
Swaps	12,615	38,103	96,667
Braskem Idesa borrowings	(76,187)	(380,933)	(761,865)
	-	-	-
CDI interest rate	-	-	-
Export credit notes	12,208	(27,340)	(61,117)
Debentures	25,657	(277)	(15,308)
Financial investments	(9,138)	63,988	128,016
	-	-	-
IPCA interest rate
Debentures	(9,249)	(22,049)	(45,117)

TJLP interest rate
Other government agents	12	(81)	(164)

Brazilian real/Euro exchange rate
Working capital / other	(1,770)	(13,761)	(27,521)

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

17.                   Taxes payable

The information related to taxes payable was presented in the Company’s 2017 annual financial statements, in Note 20.

		Consolidated		Parent company
	Mar/2018	Dec/2017	Mar/2018	Dec/2017
Brazil
IPI	74,460	60,917	74,457	60,134
IR and CSL	269,214	405,567	243,421	400,544
ICMS	305,013	257,720	298,754	254,935
PIS and COFINS	166,057	82,140	163,382	80,591
Other	24,256	29,001	23,110	29,002
	-	-	-	-
Other countries	-	-	-	-
IR	106,275	434,563	-	-
Value-added tax	63,699	20,173	-	-
Other	11,641	23,925	-	-
Total	1,020,615	1,314,006	803,124	825,206

Current liabilities	962,611	1,261,204	746,815	774,391
Non-current liabilities	58,004	52,802	56,309	50,815
Total	1,020,615	1,314,006	803,124	825,206

18.                   Income tax (“IR”) and social contribution (“CSLL”)

The information related to income tax and social contribution was presented in the Company’s 2017 annual financial statements, in Note 21.

(a)               Reconciliation of the effects of income tax and social contribution on profit or loss

	Consolidated		Parent company
	Mar/2018	Mar/2017	Mar/2018	Mar/2017

Income before IR and CSL	1,427,042	2,522,774	1,078,788	2,030,487

IR and CSL at the rate of 34%	(485,194)	(857,743)	(366,788)	(690,366)

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees	14	4,151	284,199	397,419
Tax benefits (Sudene and PAT)	46,245	44,225	46,245	44,225
Difference of rate applicable to each country	147,596	123,024	-	-
Other permanent adjustments	15,319	68,943	11,147	16,911

IR and CSL on results of operations	(276,020)	(617,400)	(25,197)	(231,811)

Breakdown of IR and CSL:

Current IR and CSL	(315,379)	(331,517)	(202,510)	(161,139)
Deferred IR and CSL	39,359	(285,883)	177,313	(70,672)
Total	(276,020)	(617,400)	(25,197)	(231,811)

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

(b)               Breakdown of deferred income tax and social contribution

(b.i)     According to tax collection records

	Consolidated		Parent company
Assets	Mar/2018	Dec/2017	Mar/2018	Dec/2017

Tax losses (IR) and negative base (CSL)	1,652,509	1,878,809	58,421	58,421
Goodwill amortized	54,321	59,335	3,825	3,916
Exchange variations	508,446	388,293	508,446	388,293
Temporary adjustments	147,274	220,954	940,685	922,422
Business combination	185,023	183,785	174,836	183,785
	2,547,573	2,731,176	1,686,213	1,556,837

Liabilities

Amortization of goodwill based on future profitability	712,896	712,873	712,896	712,873
Tax depreciation	985,584	960,202	985,584	960,202
Temporary adjustments	224,988	231,822	-	8,187
Business combination	10,111	9,664	1,302	1,302
Additional indexation PP&E	64,292	67,072	64,292	67,072
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar	508,235	519,623	508,235	519,623
Other	4,300	4,273	3,514	3,516
	2,510,406	2,505,529	2,275,823	2,272,775

(b.ii)    Offset for the purpose of presentation in the balance sheet (consolidated)

	Mar/2018
	Headquarters		IR and CSL
	(Country)	Tax calculation	Compensation	Balance

Assets
Braskem S.A	Brazil	1,686,213	(1,686,213)	-
Braskem Argentina	Argentina	4,833	-	4,833
Braskem Alemanha	Germany	17,624	-	17,624
Braskem Chile	Chile	184	(184)	-
Braskem Idesa	Mexico	725,491	-	725,491
Braskem México Serviços	Mexico	1,030	-	1,030
DAC	Brazil	82,145	(1,559)	80,586
Cetrel	Brazil	30,053	(7,251)	22,802
		2,547,573	(1,695,207)	852,366

Liabilities
Braskem S.A	Brazil	2,275,823	(1,686,213)	589,610
Braskem America	USA	224,987	-	224,987
Braskem Chile	Chile	786	(184)	602
DAC	Brazil	1,559	(1,559)	-
Cetrel	Brazil	7,251	(7,251)	-
		2,510,406	(1,695,207)	815,199

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

	Dec/2017
	Headquarters		IR and CSL
	(Country)	Tax calculation	Compensation	Balance
				Revised
Assets
Braskem S.A	Brazil	1,556,837	(1,556,837)	-
Braskem Argentina	Argentina	3,398	-	3,398
Braskem Alemanha	Germany	19,353	-	19,353
Braskem Chile	Chile	251	(251)	-
Braskem Idesa	Mexico	1,036,257	-	1,036,257
Braskem México Serviços	Mexico	1,334	-	1,334
Braskem Petroquímica	Brazil	29,268	(7,454)	21,814
Braskem Petroquímica and Braskem Qpar - business combination effects	Brazil	84,478	(908)	83,570
		2,731,176	(1,565,450)	1,165,726

Liabilities
Braskem S.A	Brazil	2,272,775	(1,556,837)	715,938
Braskem America	USA	223,635	-	223,635
Braskem Chile	Chile	757	(251)	506
Braskem Petroquímica	Brazil	7,454	(7,454)	-
Braskem Petroquímica and Braskem Qpar - business combination effects	Brazil	908	(908)	-
		2,505,529	(1,565,450)	940,079

(c)                    Realization of deferred income tax and social contribution

In the three-month period ended March 31, 2018, there were no material events or circumstances that indicate any compromise of the realization of these deferred taxes.

19.                   Sundry provisions

The information on sundry provisions was presented in the 2017 annual financial statements of the Company, in Note 22.

	Consolidated		Parent company
	Mar/2018	Dec/2017	Mar/2018	Dec/2017

Provision for customers rebates	39,424	87,913	24,211	34,367
Provision for recovery of environmental damages	289,950	300,249	289,950	300,249
Other	26,207	25,510	4,426	3,832
Total	355,581	413,672	318,587	338,448

Current liabilities	119,888	178,676	104,675	125,130
Non-current liabilities	235,693	234,996	213,912	213,318
Total	355,581	413,672	318,587	338,448

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

20.                   Contingencies

20.1.             Claims with probable loss and arising from business combinations

The description of the main contingent liabilities of the Company was presented in the 2017 annual financial statements, in Note 23.1.

	Consolidated		Parent company
	Mar/2018	Dec/2017	Mar/2018	Dec/2017
Labor claims	251,756	255,938	245,894	247,821

Tax claims
Normal operations
IR and CSL	19,190	17,313	19,190	17,313
PIS and COFINS	154,022	155,681	153,381	155,681
ICMS	72,047	76,342	72,047	76,342
Other tax claims	41,211	8,985	39,406	8,985
	286,470	258,321	284,024	258,321

Business Combination
IR and CSL	50,822	50,051	50,822	50,051
PIS and COFINS	57,026	56,135	57,026	56,135
ICMS - interstate purchases	267,764	263,538	267,764	263,538
	375,612	369,724	375,612	369,724

Corporate claims	136,619	135,779	136,619	135,779
Civil claims and other	62,754	72,883	62,754	72,883

	1,113,211	1,092,645	1,104,903	1,084,528

20.2.             Claims with possible losses

The amount under claims and a description of the main claims with possible losses are presented in the financial statements for fiscal year 2017, in Note 23.2.

(a)          Tax claims

(i)                      ICMS - Use and consumption credit

In January 2018, the Company was served a notice by the State of Rio Grande do Sul, charging, at the administrative level, ICMS and a fine of 120% for using ICMS credits in the acquisition of goods (“pallets”), which were considered by the Tax Authority as for use and consumption in the period from January 2013 to November 2017.  On March 31, 2018, the updated amount of these deficiency notices amounted to R$79 million.

The Company’s external legal advisors estimate that these administrative proceedings should be concluded in 2022.

There are no deposits or any other type of guarantee for these proceedings since they are still being disputed at the administrative level.

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

20.3.             Global Settlement with authorities

Complete information on the global settlement with authorities was presented in Note 23.3 to the Company’s annual financial statements for 2017.

(a)          Global Settlement with authorities

The Leniency Agreement (“Agreement”) entered into in December 2016 with the Federal Prosecution Office (“MPF”) and with U.S. and Swiss authorities (“Global Settlement”), in the approximate amount of US$957 million (approximately R$3.1 billion) was officially ratified as follows:

1.      In Brazil, the Agreement was ratified by the 5th Coordination and Review Chamber of the MPF on December 15, 2016, with ratification by the 13th Federal Court of Curitiba on June 6, 2017.

2.      The agreement with the U.S. Department of Justice (“DoJ”) was confirmed by a U.S. court ruling on January 26, 2017.

3.      The agreement with the Securities and Exchange Commission (“SEC”) was confirmed on February 28, 2017.

4.      The agreement with Swiss authorities did not require ratification to produce effect.

Of the aggregate amount of the Global Settlement, the Company already has paid approximately R$1.6 billion, as follows:

1.      US$94,894 (R$296,591) to the DoJ, paid on February 8, 2017;

2.      US$65,000 (R$206,460) to the SEC, paid on April 27, 2017;

3.      CHF30,240 (R$104,307) to the Swiss Office of the Attorney General, paid on June 27, 2017;

4.      R$736,445 to the MPF, paid on July 6, 2017; and

5.      R$267,985 to the MPF, paid on January 30, 2018.

The outstanding amount, of approximately R$1.5 billion, will be paid as follows:

1.    CHF64,260 to the Swiss Office of the Attorney General in four annual installments of CHF16.065 due on June 30 of each year as from 2018;

2.    R$1.3 billion to the MPF in five annual installments adjusted for inflation by the variation in the IPCA inflation index due on January 30 of each year as from 2019. To guarantee payment of the installments coming due, Braskem gave as collateral assets from its property, plant and equipment corresponding to one annual installment.

(b)          Reimbursement for damages and other considerations

A significant portion of the total of R$2.2 billion of the Agreement entered into with MPF will be allocated to paying redress to third parties for damages incurred due to the facts that are the subject-matter of the Agreement.

Under the Agreement, the MPF undertook to coordinate actions with other authorities or government agencies, as well as state-owned companies and mixed-economy companies with which Braskem comes to negotiate for entering into agreements based on the facts object of the collaboration, including for the purpose of preventing duplicate restitution with regard to the amount paid under the Agreement.

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

The Agreement does not prevent any third party with legitimate interest on the facts from filing proceedings to claim remedy for any damages caused by Braskem, which could result in payments other than those provided for in the Agreement. Therefore, the Company cannot guarantee that the total amount available for reimbursement will be sufficient to fully remedy any third parties affected by the wrongdoings, which means that the Company may be required to indemnify or be subject to the payment of financial penalties other than those provided for in the Global Settlement.

In addition, other authorities with jurisdiction over the Company may seek to impose additional monetary sanctions or fines or commence new investigations against Braskem. Finally, as a result of the Global Settlement, the Company may be subject to increased operating costs in connection with its obligations to improve its governance and anti-corruption practices.

It is not possible to predict the impacts on Braskem of others investigations or any decision or action taken by authorities involving its largest shareholders, namely Odebrecht S.A. and Petróleo Brasileiro S.A. – Petrobras, or any of their subsidiaries.

(c)          Control deficiencies and Compliance Program

After the investigation conducted in 2016 and confirmation of wrongdoings, the Company identified material control deficiencies.

In 2016, it began developing a comprehensive Compliance Program to strengthen its governance with the goal of significantly reducing the possibility of other wrongdoings of the same kind from recurring. The Program also contains initiatives that have been implemented throughout 2017.

As of the period ended March 31, 2018, a series of Compliance initiatives are being implemented and/or improved, including:

(i)                   Increase in the number of Team Members in the Compliance Department;

(ii)                 Designation and engagement of independent monitors jointly with the DoJ and MPF, and beginning of analysis of the Company’s processes and documents by said monitors;

(iii)                Approval of the following documents: Policy on Compliance in Acting Ethically with Integrity and Transparency; Internal Audit Directive; Corporate Credit Card Directive; Procedure for payment of commissions to agents; and Ethics Line Investigation Protocols;

(iv)                Continuing the training program with a focus on the Compliance System, applicable legislation and raising Team Member awareness;

(v)                 Setting a corporate target related to Compliance for all Leaders at the Company;

(vi)                Approving the Directive and Procedure for Relations with Government Officials, which regulates interactions with politicians and executives at state-owned companies;

(vii)              Formally and effectively participating in working groups: UN Anticorruption and ETHOS Integrity;

(viii)             Improving the supplier registration and approval process by implementing a third-party risk and integrity assessment;

(ix)                Developing the Communication Plan for disseminating the Company’s commitment to conducting its Business Ethically with Integrity and Transparency;

(x)                 Approving the Procedure for the Ethics Line, considering the formal process for handling reports of violations and investigation protocols;

(xi)                Outsourcing of the Whistleblowing Channel and improving the tool for receiving reports of violations;

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

(xii)              Mapping of risks and controls and beginning of assessment of the effectiveness of controls for the most relevant corporate processes in Brazil, United States, Mexico, Netherlands and Germany;

(xiii)             Review of the corporate guidance documentation (Policies, Directives, Procedures, etc.);

(xiv)             Incorporating anti-corruption clauses in agreements with third parties;

(xv)              Implementing improvements to internal controls with a view to remediating deficiencies identified in the past (especially material deficiencies) and preventing future vulnerabilities;

(xvi)             Publishing the new version of the Code of Conduct in Brazil, Mexico and United States, and training Team Members;

(xvii)           Defining the corporate methodology for Risk Management to be adopted in Brazil, United States, Mexico, Netherlands and Germany;

(xviii)          Conducting Internal Audit works to address points of concern and recommendations for improvements to areas involved in the processes assessed.

(d)          Class actions

On July 1, 2015, a putative class action lawsuit was filed in the United States District Court for the Southern District of New York against the Company and certain of its then-current and former officers and directors. In the current lawsuit, titled In re Braskem Securities Litigation, the Lead Plaintiff, Boilermaker-Blacksmith National Pension Trust, alleges that the Defendants made misrepresentations or omissions that inflated the price of the Company’s stock in violation of U.S. securities laws.

After the decision on the motion to dismiss filed by the Company, partially granting its arguments, the Company and the Lead Plaintiff executed a proposal of resolution agreement (“Proposed Agreement”), which was ratified by the applicable Court, which issued a final decision ending all claims from all members of the class of Investors (as defined below).

Under the terms of the Proposed Settlement, Braskem paid US$10 million (approximately R$31,680) to resolve all claims arising out of or relating to the subject matter of the class action of a settlement class consisting of all persons who purchased or otherwise acquired a legal or beneficial ownership interest in Braskem American Depositary Receipts (“ADRs”) between July 15, 2010 and March 11, 2015 inclusive. The amount under the agreement was deposited by Braskem in an Escrow Account on October 2, 2017.

On February 21, 2018, a hearing was held, in which the final approval decision of the agreement was pronounced in relation to all classes of investors and the extinction of the lawsuit. Such a decision has already been the subject of a final decision.

Theindividual distribution thereof will be made by the manager of the Escrow Account, by determination of the court, in accordance with the allocation plan ratified by the Court.

The Proposed Settlement was signed solely to avoid the risk, uncertainty, and expense of further litigation and does not represent the admission of any wrongdoing or liability by Braskem.

The Company may be named as a defendant in other legal actions. The Company may be required, in accordance with any applicable legal and regulatory limits, to indemnify directors, officers and employees that are defendants in this securities class action and any other related actions that may arise in the future.

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

21.                   Shareholders’ Equity

The information related to the Company’s shareholders’ equity was presented in its 2017 annual financial statements, in Note 25.

In February 2018, 78,000 class “B” preferred shares were converted into 39,000 class “A” preferred shares.

(a)                    Capital

		Amount of shares
				Preferred		Preferred
		Common		shares		shares
		shares	%	class A	%	class B	%	Total	%

Odebrecht		226,334,623	50.11	79,182,498	22.95	-	-	305,517,121	38.32
Petrobras		212,426,952	47.03	75,761,739	21.96	-	-	288,188,691	36.15
ADR	(i)	-	0.00%	56,710,784	16.19	-	-	56,710,784	7.01
Other		12,907,077	2.86	132,159,843	38.54	500,330	100.00	145,567,250	18.37
Total		451,668,652	100.00	343,814,864	99.64	500,330	100.00	795,983,846	99.85
Treasury shares		-	-	1,234,758	0.36	-	-	1,234,758	0.15
Total		451,668,652	100.00	345,049,622	100.00	500,330	100.00	797,218,604	100.00

(i)                  American Depositary Receipts traded on the New York Stock Exchange (USA).

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

(b)                Other comprehensive income - shareholders' equity

	Consolidated

	Attributed to shareholders' interest
	Ajustes de avaliação patrimonial			Other comprehensive income
	Goodwill in	Deemed cost	Fair value				Defined	Foreign
	acquisition of	and additional	adjustments of	Gain (loss)	Foreign		benefit	currency	Total
	subsidiary under	indexation of	trade accounts	on interest	sales	Fair value	plans actuarial	translation	Braskem	Non-controlling
	common control	PP&E	receivable	in subsidiary	hedge	of hedge	Gain (loss)	adjustment	shareholders'	interest in
	(i)	(ii)	(iii)	(i)	(iii)	(iii)	(iv)	(v)	interest	Braskem Idesa	Total

On December 31, 2016	-	206,703	-	(9,404)	(7,105,377)	(539,518)	(43,351)	1,169,088	(6,321,859)	(548,601)	(6,870,460)

Additional indexation	-	-	-	-	-	-	-	-		-
Realization	-	(10,317)	-	-	-	-	-	-	(10,317)	-	(10,317)
Income tax and social contribution	-	3,508	-	-	-	-	-	-	3,508	-	3,508
	-	-	-	-	-	-	-	-	-	-	-
Deemed cost of jointly-controlled investment	-	-	-	-	-	-	-	-	-	-	-
Realization	-	(365)	-	-	-	-	-	-	(365)	-	(365)
Income tax and social contribution	-	124	-	-	-	-	-	-	124	-	124
	-	-	-	-	-	-	-	-	-	-	-
Foreign sales hedge	-	-	-	-	-	-	-	-	-	-	-
Exchange rate	-	-	-	-	1,161,459	-	-	-	1,161,459	226,883	1,388,342
Transfer to result	-	-	-	-	272,428	-	-	-	272,428	7,730	280,158
Income tax and social contribution	-	-	-	-	(459,368)	-	-	-	(459,368)	(70,384)	(529,752)
	-	-	-	-	-	-	-	-	-	-	-
Fair value of Cash flow hedge	-	-	-	-	-	-	-	-	-	-	-
Change in fair value	-	-	-	-	-	55,007	-	-	55,007	1,989	56,996
Transfer to result	-	-	-	-	-	24,412	-	-	24,412	6,170	30,582
Income tax and social contribution	-	-	-	-	-	(26,023)	-	-	(26,023)	(2,448)	(28,471)
	-	-	-	-	-	-	-	-	-	-	-
Fair value of cash flow hedge from jointly-controlled	-	-	-	-	-	594	-	-	594	-	594
	-	-	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(251,244)	(251,244)	(48,167)	(299,411)

On March 31, 2017	-	199,653	-	(9,404)	(6,130,858)	(485,528)	(43,351)	917,844	(5,551,644)	(426,828)	(5,978,472)

On December 31, 2017	(488,388)	178,893	-	(9,404)	(6,358,242)	(145,267)	(52,005)	1,220,533	(5,653,880)	(477,975)	(6,131,855)
	-	-	-	-	-	-	-	-	-	-	-
Additional indexation	-	-	-	-	-	-	-	-	-	-	-
Realization	-	(10,120)	-	-	-	-	-	-	(10,120)	-	(10,120)
Income tax and social contribution	-	3,441	-	-	-	-	-	-	3,441	-	3,441
	-	-	-	-	-	-	-	-	-	-	-
Deemed cost of jointly-controlled investment	-	-	-	-	-	-	-	-	-	-	-
Realization	-	(365)	-	-	-	-	-	-	(365)	-	(365)
Income tax and social contribution	-	124	-	-	-	-	-	-	124	-	124
	-	-	-	-	-	-	-	-	-	-	-
Fair value adjustments	-	-	-	-	-	-	-	-	-	-	-
Accounts receivable	-	-	(437)	-	-	-	-	-	(437)	-	(437)
	-	-	-	-	-	-	-	-	-	-	-
Foreign sales hedge	-	-	-	-	-	-	-	-	-	-	-
Exchange rate	-	-	-	-	432,890	-	-	-	432,890	173,527	606,417
Transfer to result	-	-	-	-	282,553	-	-	-	282,553	11,734	294,287
Income tax and social contribution	-	-	-	-	(221,019)	-	-	-	(221,019)	(55,578)	(276,597)
	-	-	-	-	-	-	-	-	-	-	-
Fair value of Cash flow hedge	-	-	-	-	-	-	-	-	-	-	-
Change in fair value	-	-	-	-	-	32,653	-	-	32,653	11,140	43,793
Transfer to result	-	-	-	-	-	9,921	-	-	9,921	6,284	16,205
Income tax and social contribution	-	-	-	-	-	(12,384)	-	-	(12,384)	(5,227)	(17,611)
	-	-	-	-	-	-	-	-	-	-	-
Fair value of cash flow hedge from jointly-controlled	-	-	-	-	-	686	-	-	686	-	686
	-	-	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(108,006)	(108,006)	(62,589)	(170,595)

On March 31, 2018	(488,388)	171,973	(437)	(9,404)	(5,863,818)	(114,391)	(52,005)	1,112,527	(5,243,943)	(398,684)	(5,642,627)

(i)	Transfer to retained earnings as the asset is depreciated or written-off.
(ii)	Transfer to retained earnings when the extinction of the plan.
(iii)	Transfer to the income statement when maturity, prepayment or loss of efficacy for hedge accounting.
(iv)	Transfer to the income statement when write-off of subsidiary abroad.
(v)	Transfer to the income statement when divestment or transfer of control of subsidiary.

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

22.                   Earnings per share

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

	Basic and diluted
	Mar/2018	Mar/2017

Profit for the period attributed to Company's shareholders
of continued operations	1,053,591	1,798,676

Distribution of dividends attributable to priority:
Preferred shares class "A"	208,450	208,416
Preferred shares class "B"	303	351
	208,753	208,767

Distribution of 6% of unit value of common shares	273,840	273,827

Distribution of plus income, by class:
Common shares	324,218	747,297
Preferred shares class "A"	246,780	568,785
	570,998	1,316,082

Reconciliation of income available for distribution, by class (numerator):
Common shares	598,058	1,021,124
Preferred shares class "A"	455,230	777,201
Preferred shares class "B"	303	351
	1,053,591	1,798,676

Weighted average number of shares, by class (denominator):
Common shares	451,668,652	451,668,652
Preferred shares class "A"	343,789,731	343,775,864
Preferred shares class "B"	550,597	578,330
	796,008,980	796,022,846

Profit per share (in R$)
Common shares	1.3241	2.2608
Preferred shares class "A"	1.3242	2.2608
Preferred shares class "B"	0.5503	0.6069

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

(a)          Share weighting

				Mar/2018
			Preferred shares
	Class "A"		Class "B"
	Outstanding	Weighted	Outstanding	Weighted
	shares	average	shares	average

Amount at beginning of the period	343,775,864	343,775,864	578,330	578,330

Conversion of preferred shares class "B" to "A"	39,000	13,867	(78,000)	(27,733)

Amount at the end of the period	343,814,864	343,789,731	500,330	550,597

23.                   Net sales revenues

	Consolidated		Parent company
	Mar/2018	Mar/2017	Mar/2018	Mar/2017
Sales and services revenue
Domestic market	9,599,640	8,486,659	9,567,204	8,953,038
Foreign market	5,961,663	6,253,628	2,173,473	2,436,107
	15,561,303	14,740,287	11,740,677	11,389,145
Sales and services deductions
Taxes
Domestic market	(2,446,918)	(2,085,738)	(2,440,888)	(2,154,644)
Foreign market	(9,864)	(7,321)	-	-
Sales returns
Domestic market	(46,289)	(25,449)	(46,289)	(25,041)
Foreign market	(29,432)	(22,051)	(2,227)	(1,944)
	(2,532,503)	(2,140,559)	(2,489,404)	(2,181,629)

Net sales and services revenue	13,028,800	12,599,728	9,251,273	9,207,516

As described in Note 2.1.1., with the adoption of CPC 47/IFRS 15 as from January 1, 2018, the Company started to present its variable considerations related to bonuses offered to customers by deducting them directly from gross sales revenue.

24.                   Other net income (expenses)

			Consolidated
		Mar/2018	Mar/2017
Participation of members in profits and results	0	(87,259)	(86,369)
Reversal (provision) of legal and labor lawsuits	0	(17,684)	2,764
Fine on supply contract of raw material	(i)	45,389	(2,005)
Other	0	(12,845)	7,639
	0	(72,399)	(77,971)

(i)    Contractual fine for non-supply of raw material for subsidiary Braskem Idesa.

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

25.                   Financial results

	Consolidated		Parent company
	Mar/2018	Mar/2017	Mar/2018	Mar/2017
Financial income
Interest income	90,337	146,556	77,665	135,509
Other	13,628	18,424	10,065	15,583
	103,965	164,980	87,730	151,092

Financial expenses
Interest expenses	(472,387)	(573,993)	(219,345)	(391,442)
Monetary variations on fiscal debts	(17,667)	(37,544)	(17,659)	(36,651)
Discounts granted	(34,846)	(33,875)	(34,786)	(30,201)
Loans transaction costs - amortization	(7,391)	(12,491)	(625)	(1,173)
Adjustment to present value - appropriation	(49,590)	(92,963)	(50,225)	(68,928)
Other	(89,064)	(84,643)	(25,112)	(31,017)
	(670,945)	(835,509)	(347,752)	(559,412)

Exchange rate variations, net
On financial assets	37,048	(179,983)	59,682	(79,467)
On financial liabilities	42,937	465,018	(324,874)	(133,808)
	79,985	285,035	(265,192)	(213,275)

Total	(486,995)	(385,494)	(525,214)	(621,595)

26.                   Expenses by nature and function

	Consolidated		Parent company
	Mar/2018	Mar/2017	Mar/2018	Mar/2017

Classification by nature:
Raw materials other inputs	(8,499,210)	(7,219,540)	(6,621,082)	(5,962,057)
Personnel expenses	(566,895)	(545,269)	(427,681)	(430,000)
Outsourced services	(501,136)	(487,329)	(350,094)	(338,500)
Depreciation, amortization and depletion	(739,952)	(702,122)	(505,625)	(467,835)
Freights	(517,468)	(490,096)	(347,300)	(325,403)
Costs of idle industrial plants	(53,543)	(12,509)	(50,979)	(4,927)
Other expenses, net	(236,601)	(246,804)	(180,388)	(195,592)
Total	(11,114,805)	(9,703,669)	(8,483,149)	(7,724,314)

Classification by function:
Cost of products sold	(10,327,132)	(8,935,171)	(7,925,740)	(7,199,166)
Selling and distribution	(367,518)	(346,302)	(223,511)	(224,492)
General and administrative	(308,830)	(310,563)	(225,237)	(199,802)
Research and development	(38,926)	(33,662)	(25,679)	(23,291)
Other income (expenses), net	(72,399)	(77,971)	(82,982)	(77,563)
Total	(11,114,805)	(9,703,669)	(8,483,149)	(7,724,314)

Braskem S.A.

Notes to the financial statements

at March 31, 2018

All amounts in thousands of reais, unless otherwise stated

27.                   Segment information

The information by segment was presented in the 2017 annual financial statements, in Note 32.

							Mar/2018
				Operating expenses
	Net	Cost of		Selling, general	Results from
	sales	products	Gross	and distribuition	equity	Other income	Consolidated
	revenue	sold	profit	expenses	investments	(expenses), net	Braskem
Reporting segments
Chemicals	6,720,540	(5,815,940)	904,600	(175,610)		(29,330)	699,660
Polyolefins	5,271,190	(4,446,950)	824,240	(307,340)		(25,160)	491,740
Vinyls	657,290	(694,260)	(36,970)	(42,900)		(11,500)	(91,370)
USA and Europe	2,671,450	(2,024,370)	647,080	(128,740)		(9,210)	509,130
Mexico	869,490	(477,150)	392,340	(61,890)		29,610	360,060
Total	16,189,960	(13,458,670)	2,731,290	(716,480)		(45,590)	1,969,220

Other segments	71,873	(38,323)	33,550	(5,346)		(384)	27,820
Corporate unit				(28,294)	42	(26,425)	(54,677)

Braskem consolidated before eliminations and reclassifications	16,261,833	(13,496,993)	2,764,840	(750,120)	42	(72,399)	1,942,363

Eliminations and reclassifications	(3,233,033)	3,169,861	(63,172)	34,846			(28,326)

Total	13,028,800	(10,327,132)	2,701,668	(715,274)	42	(72,399)	1,914,037

							Mar/2017
				Operating expenses
	Net	Cost of		Selling, general	Results from
	sales	products	Gross	and distribuition	equity	Other income	Consolidated
	revenue	sold	profit	expenses	investments	(expenses), net	Braskem
Reporting segments
Chemicals	6,563,577	(5,216,127)	1,347,450	(188,475)		(9,986)	1,148,989
Polyolefins	4,845,245	(3,805,946)	1,039,299	(330,566)		(37,132)	671,601
Vinyls	808,499	(690,460)	118,039	(37,962)		(17,710)	62,367
USA and Europe	2,424,663	(1,731,970)	692,693	(165,926)		6,701	533,468
Mexico	940,405	(505,361)	435,044	(66,431)		5,497	374,110
Total	15,582,389	(11,949,864)	3,632,525	(789,360)		(52,630)	2,790,535

Other segments	4,242	(4,694)	(452)			(692)	(1,144)
Corporate unit				64,958	12,209	(24,649)	52,518

Braskem consolidated before eliminations and reclassifications	15,586,631	(11,954,558)	3,632,073	(724,402)	12,209	(77,971)	2,841,909

Eliminations and reclassifications	(2,986,903)	3,019,387	32,484	33,875			66,359

Total	12,599,728	(8,935,171)	3,664,557	(690,527)	12,209	(77,971)	2,908,268

28.                   Subsequent events

(a)          On March 21, 2018, the Extraordinary Shareholders' Meeting approved the long-term share-based incentive plan (“ILP Plan”). The ILP Plan aims to align the interests of its participants with those of the Company’s shareholders and to encourage participants’ retention at the Company by offering eligible participants an opportunity to receive restricted shares in the Company by voluntarily investing own funds and holding such shares through the end of the three-year vesting period.

On March 28, 2018, the Board of Directors approved the “ILP Plan 2018,” in accordance with the terms and conditions of the ILP Plan, which includes the list of eligible persons, the deadline for acquiring own shares by participants and the number of restricted shares to be delivered to participants as matching contribution for each own share acquired. The maximum number of shares the Company expects to deliver to the participants of the ILP Program 2018, after the vesting period and subject to compliance with all necessary requirements, is 685,195 shares. The shares to be delivered by the Company to participants of the ILP Program 2018 are those currently held in treasury or acquired through repurchase programs, and in the event said shares cannot be delivered, the Company will pay participants in cash the amount corresponding to the shares, based on the quote on the stock exchange on the second business day immediately prior to the respective payment date.

This plan should be accounted for in accordance with CPC 10 – Share-Based Payment and its corresponding standard IFRS 2, which requires the Company to calculate the value of equity instruments granted based on the fair value thereof on the grant date. The corresponding expense will be recognized by the accrual method over the vesting period for exercising the instruments.

(b)          On April 30, 2018, the Annual Shareholders’ Meeting approved the payment of additional dividends considering the net income for fiscal year 2017, in the amount of R$1,500,000, to be paid as from May 10, 2018.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.